Exhibit 99.1

Consolidated Financial Statements

(In Canadian dollars)

HUDBAY MINERALS INC.

Years ended December 31, 2009, 2008 and 2007

Deloitte & Touche LLP
Brookfield Place
181 Bay Street
Suite 1400
Toronto ON M5J 2V1
Canada
Tel: 416-601-6150
Fax: 416-601-6610 www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Directors,

HudBay Minerals Inc.

We have audited the consolidated balance sheets of HudBay Minerals Inc. as at December 31, 2009 and 2008 and the consolidated statements of earnings, retained earnings, comprehensive income and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years ended December 31, 2009, 2008 and 2007 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund’s internal control over financial reporting. Accordingly we express no such opinion.

/s/ DELOITTE & TOUCHE LLP

Independent Registered Chartered Accountants

Licensed Public Accountants

March 2, 2010, except for notes 3(d) and 26 which are as of October 15, 2010

Membre de / Member of Deloitte Touche Tohmatsu

HUDBAY MINERALS INC.

Consolidated Balance Sheets

(in thousands of Canadian dollars)

Years ended December 31, 2009 and 2008

	2009	2008

Assets

Current assets
Cash, cash equivalents and short-term investments (note 5)	$886,814	$704,668
Accounts receivable	40,187	54,110
Income taxes receivable	14,894	14,769
Inventories (note 6)	131,128	146,645
Prepaid expenses and other current assets	7,990	8,196
Cash held in trust	—	3,836
Future income and mining tax assets (note 16b)	23,152	21,217
Current portion of fair value of derivatives (note 20c)	1,106	4,198

	1,105,271	957,639
Property, plant and equipment (note 8)	818,634	819,144
Available-for-sale investments (note 18)	27,249	118,960
Other assets (note 9)	81,113	23,875

	$2,032,267	$1,919,618

Liabilities and Equity

Current liabilities
Accounts payable and accrued liabilities	$114,204	$137,776
Taxes payable	1,250	22,297
Current portion of other liabilities (note 10)	40,228	33,889

	155,682	193,962
Pension obligations (note 12)	516	28,133
Other employee future benefits and deferred share units (notes 13, 17e)	81,287	74,128
Asset retirement obligations (note 14)	49,133	41,317
Other long-term liabilities (note 15)	—	100
Future income tax liabilities (note 16b)	34,927	22,013
Fair value of derivatives (note 20c)	7,068	—

	328,613	359,653

Equity
Share capital:
Common shares (note 17b)	644,127	632,380
Warrants (note 17c)	—	20
Contributed surplus (note 17f)	26,717	32,345
Retained earnings	1,025,060	912,289
Accumulated other comprehensive income (loss) (note 18)	6,445	(18,334)

	1,702,349	1,558,700
Non-controlling interest (note 3d)	1,305	1,265

	1,703,654	1,559,965

	$2,032,267	$1,919,618

Commitments (note 21) and contingencies (note 22)

On behalf of the Board:

“J. Bruce Barraclough”	Director	“Alan R. Hibben”	Director

HUDBAY MINERALS INC.

Consolidated Statements of Earnings

(in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2009, 2008 and 2007

	2009	2008	2007

Revenue (note 24)	$720,722	$981,894	$1,269,841

Expenses
Operating	505,801	686,083	730,748
Depreciation and amortization	100,731	88,295	94,697
General and administrative	44,176	30,578	18,188
Stock-based compensation (note 17d,f)	4,692	11,952	11,979
Accretion of asset retirement obligations (note 14)	4,488	3,847	3,282
Foreign exchange loss (gain)	17,752	(42,348)	22,578

	677,640	778,407	881,472

Earnings before the following:	43,082	203,487	388,369

Exploration	(7,609)	(25,583)	(33,067)
Interest and other income (note 25)	107,386	26,217	33,841
Loss on derivative instruments	(917)	(589)	(3,515)
Asset impairment losses (note 7)	—	(30,433)	(20,172)
Share of losses of equity investee (note 4)	—	(3,915)	—

Earnings before tax and non-controlling interest	141,942	169,184	365,456
Tax expense (note 16a)	29,131	96,298	138,317

Net earnings before non-controlling interest	112,811	72,886	227,139
Less: net (income) loss attributable to non-controlling interest (note 3d)	(40)	467	—

Net earnings attributable to common shareholders	112,771	73,353	227,139

Earnings per share:
Basic	$0.73	$0.54	$1.79
Diluted	$0.73	$0.54	$1.77

Weighted average number of common shares outstanding (note 17g):
Basic	153,460,823	135,902,627	126,847,106
Diluted	154,067,282	136,713,080	128,507,554

HUDBAY MINERALS INC.

Consolidated Statements of Cash Flows

(in thousands of Canadian dollars)

Years ended December 31, 2009, 2008 and 2007

	2009	2008	2007

Cash provided by (used in):

Operating activities
Net earnings before non-controlling interest	$112,811	$72,886	$227,139
Reclamation payments	(1,257)	(1,133)	(1,927)
Items not affecting cash:
Depreciation and amortization	100,731	88,295	94,697
Stock-based compensation (note 17d,f)	4,692	11,952	11,979
Accretion on asset retirement obligations (note 14)	4,488	3,847	3,282
Foreign exchange loss (gain)	9,868	(19,298)	1,528
Change in fair value of derivatives	74	(2,553)	16,643
Asset impairment losses (note 7)	—	30,433	20,172
Future tax expense (note 16a)	2,218	49,365	106,140
Net gains reclassified from OCI (note 18)	(107,956)	(843)	—
Share of losses of equity investee (note 4)	—	3,915	—
Other	(826)	(2,205)	(1,763)
Change in non-cash working capital (note 23a)	(18,649)	12,045	20,283

	106,194	246,706	498,173

Investing activities
Additions to property, plant and equipment	(101,914)	(144,717)	(116,938)
Purchase of short-term investments	—	(602,824)	—
Sale of short-term investments	478,941	123,883	—
Proceeds from sale of investments	235,704	—	—
Purchase of other non-current investments	(3,945)	(240,414)	(888)
Release of cash held in trust	3,885	—	—
Disposals (additions) to restricted cash	(48,462)	—	—
Cash acquired with HMI Nickel, net of cash paid (note 4)	—	130,747	—

	564,209	(733,325)	(117,826)

Financing activities
Repayment of Senior Secured Notes	(3,764)	—	—
Repayment of loans payable (Note 11)	—	(7,500)	(4,000)
Repayment of obligations under capital leases	(511)	(4,470)	(4,030)
Repurchase of common shares (note 17b)	(5,000)	(53,291)	(6,184)
Issuance of common shares, net of costs	—	—	(10)
Proceeds on exercise of warrants	—	—	10
Proceeds on exercise of stock options	9,393	622	7,690

	118	(64,639)	(6,524)

Effect of exchange rate changes on cash and cash equivalents	(9,434)	19,411	(2,113)

Change in cash and cash equivalents	661,087	(531,847)	371,710
Cash and cash equivalents, beginning of year	225,727	757,574	385,864

Cash and cash equivalents, end of year (note 5)	886,814	225,727	757,574
Short-term investments	—	478,941	—

Cash, cash equivalents and short-term investments (note 5)	$886,814	$704,668	$757,574

For supplemental information, see note 23.

HUDBAY MINERALS INC.

Consolidated Statements of Retained Earnings

(in thousands of Canadian dollars)

Years ended December 31, 2009, 2008 and 2007

	2009	2008	2007

Retained earnings, beginning of year	$912,289	$868,857	$642,723
Net earnings attributable to common shareholders	112,771	73,353	227,139
Transition adjustment - financial instruments	—	—	(1,005)
Share repurchases	—	(29,921)	—

Retained earnings, end of year	$1,025,060	$912,289	$868,857

Consolidated Statements of Comprehensive Income

(in thousands of Canadian dollars)

Years ended December 31, 2009, 2008 and 2007

	2009	2008	2007

Net earnings before non-controlling interest	$112,811	$72,886	$227,139

Other comprehensive income (loss), net of tax (note 18):
Cash flow hedges	(11,927)	12,372	(5,227)
Available-for-sale investments	36,729	(25,491)	(459)
Currency translation adjustments	(23)	186	(126)

	24,779	(12,933)	(5,812)

Comprehensive income before non-controlling interest	137,590	59,953	221,327

Comprehensive income attributable to non-controlling interest	(40)	467	—

Comprehensive income attributable to common shareholders	$137,550	$60,420	$221,327

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2009, 2008 and 2007

1.	Nature of business

HudBay Minerals Inc. (the “Company” or “HudBay”) is a Canadian company continued under the Canada Business Corporations Act on October 25, 2005. HudBay is a Canadian-based, integrated base metals mining, metallurgical processing and refining company with assets in North and Central America. HudBay owns zinc and copper mines, concentrators and metal production facilities in northern Manitoba and Saskatchewan, a zinc oxide production facility in Ontario, a copper refinery in Michigan and a nickel project in Guatemala. In addition to its primary products, zinc and copper, HudBay also produces gold, silver and zinc oxide.

2.	Significant accounting policies

(a)	Basis of presentation:

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and are presented in Canadian dollars (unless otherwise specified).

These consolidated financial statements include the financial statements of the Company, all of its subsidiaries, and the proportionate share of the assets and liabilities of any joint ventures in which the Company shares joint control. The significant subsidiaries include Hudson Bay Mining and Smelting Co., Limited (“HBMS”), Hudson Bay Exploration and Development Company Limited, White Pine Copper Refinery Inc., (“WPCR”), HudBay Marketing & Sales Inc., HMI Nickel Inc. (“HMI Nickel”), St. Lawrence Zinc Company LLC (“St. Lawrence”), HudBay Michigan Inc. and HudBay Metal Marketing Inc. (“HMMI”). Compañía Guatemalteca de Níquel, S.A. (“CGN”) is a 98.2%-owned subsidiary of HMI Nickel.

(b)	Use of estimates:

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas where management’s judgment is applied include ore reserve determinations used in amortization of certain property, plant and equipment, in-process inventory quantities and provision for inventory obsolescence, plant and equipment estimated economic lives and salvage values, assessment of impairment, ultimate realization of capitalized exploration costs, fair value of certain assets and liabilities, purchase price allocations, contingent liabilities, future income and mining tax assets and valuation reserves, interpretation of tax legislation, allocation of revenue and costs to non-Manitoba sourced ore for the purpose of computing Manitoba mining taxes payable, asset retirement obligations, stock based compensation, pension obligations and other employee future benefits. Actual results could differ from those estimates by material amounts. These estimates are reviewed at least annually, and changes in estimates are reported in earnings in the period in which they became known.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2009, 2008 and 2007

(c)	Translation of foreign currencies:

The Company’s reporting currency is the Canadian dollar.

Monetary assets and liabilities are translated at year-end exchange rates, and non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at monthly average exchange rates approximating those in effect at the transaction dates. Gains and losses on translation of monetary assets and monetary liabilities are reflected in earnings. Foreign currency gains and losses on available-for-sale financial assets and hedging items in effective cash flow or net investment hedges of foreign exchange risk are recorded in other comprehensive income.

The assets and liabilities of self-sustaining foreign operations are translated at year-end exchange rates, and revenue and expenses are translated at monthly average exchange rates. Differences arising from these foreign currency translations are recorded in accumulated other comprehensive income until they are realized by a reduction in the investment.

The monetary assets and liabilities of integrated foreign operations are translated at year-end exchange rates, whereas non-monetary items are translated at historical rates. Revenues and expenses are translated at monthly exchange rates, with the exception of depreciation and amortization, which are translated at historical rates. Differences arising from these foreign currency translations are recorded in foreign exchange loss (gain).

(d)	Revenue recognition:

Sales are recognized and revenue is recorded at market prices when title and the rights and obligations of ownership pass to the customer, collection is reasonably assured and the price is reasonably determinable.

Under the terms of contracts with independent companies, the Company’s concentrate and certain other sales are “provisionally priced”. For these contracts, sales prices are subject to final adjustment at the end of a future period after shipment, based on quoted market prices during the quotational period specified in the contract. Revenues are recognized when title passes to the customers, using forward prices to estimate the fair value of the total consideration receivable. At each reporting date, the fair value of the final sales price adjustment is re-estimated, and changes in fair value, metal weights and assays are recognized as adjustments to revenue.

(e)	Cash and cash equivalents:

Cash and cash equivalents are classified as fair value through earnings and include cash and highly liquid investments with an original maturity of three months or less at the date of acquisition. Interest earned is included in interest and other income on the statements of earnings and in operating activities on the statements of cash flows.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2009, 2008 and 2007

(f)	Inventories:

Inventories consist substantially of in-process inventory (concentrates and metals), metal products and supplies. Concentrates, metals and all other saleable products are valued at the lower of cost and estimated net realizable value. Cost includes material, labour and amortization of all property, plant and equipment involved with the mining and production process. Costs are allocated based on estimations of net realizable value of the metal content of the inventories. In-process inventories represent materials that are currently in the process of being converted to a saleable product. Conversion processes vary depending on the nature of the concentrate or metal. In-process inventory is measured based on assays of the material fed to the processing plants and the projected recoveries of the respective plants, and is valued at the lower of cost and net realizable value. Cost of finished metal inventory represents the average cost of the in-process inventory incurred prior to the refining process. Supplies are valued at the lower of cost and net realizable value. Cost is determined on an average basis.

(g)	Property, plant and equipment:

(i)	Mineral properties:

(a)	Mineral property and exploration expenditures, including expenditures incurred to earn an interest in a joint venture, are expensed as incurred except for certain expenditures determined by the Company on specified properties identified through pre-feasibility or other assessments as having mineral reserves and/or resources with the potential of being developed into a mine.

(b)	Mineral exploration properties capitalized as part of acquisitions are carried at initial fair value and are subject to an impairment review and evaluation, if indicators for potential impairment exist.

(ii)	Mine development expenditures:

Development costs for properties deemed capable of economical commercial production are capitalized and amortized using the unit-of-production method after commencement of commercial production. Unit-of-production amortization is based on the related proven and probable tonnes of ore reserves and associated future development costs. The cost of underground development to provide access to a reserve at an operating mine is capitalized where that portion of the development is necessary to access more than one workplace or stope. Capital development includes shafts, ramps, track haulage drifts, ancillary drifts, sumps, electrical substations, refuge stations, ventilation raises, permanent manways, and ore and waste pass raises.

Ongoing repairs, maintenance and development expenditures are charged to operations as incurred. These include ore stope access drifts, footwall and hangingwall drifts in stopes, drawpoints, drill drifts, sublevels, slots, drill raises, stope manway access raises and definition diamond drilling.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2009, 2008 and 2007

(iii)	Commercial production:

The decision on when commercial production is reached is based on a range of criteria that is considered relevant to the specific situation, including: a pre-determined percentage of design capacity for the mine and mill; achievement of continuous production, ramp-ups, or other output; and expected net margin during the pre-production period. In a phased mining approach, consideration is given to milestones achieved at each phase of completion. Management assesses the operation’s ability to sustain production over a period of approximately one to three months, depending on the complexity related to the stability of continuous operation. Commercial production is considered to have commenced at the beginning of the month in which the criteria are met.

No amortization is provided in respect of mine development expenditures until commencement of economical commercial production. Any production revenue earned prior to commercial production, net of related costs, is offset against the development costs.

(iv)	Plant and equipment:

Expenditures for plant and equipment additions, major replacements and improvements are capitalized at cost, net of applied investment tax credits. Plant and equipment, including assets under capital lease, are depreciated on either a unit-of-production or a straight-line basis. The unit-of-production method is based on proven and probable tonnes of ore reserves. The assets using the straight-line method are depreciated over the estimated useful economic lives of the assets, which extend up to approximately 10 years. The Company also considers salvage values in its determination of depreciation.

(v)	Capitalized interest:

Interest on borrowings related to the financing of major capital projects under construction is capitalized during the construction phase as part of the cost of the project.

(vi)	Impairment of long-lived assets:

The Company reviews and evaluates the carrying value of its operating mines and exploration and development properties for impairment when events or circumstances indicate that the carrying amounts of related assets or groups of assets may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and assets are written down to fair value, which is normally the discounted value of future cash flows. Future cash flows are estimated based on estimated future recoverable mine production, expected sales prices (considering current and historical commodity prices, price trends and related factors), production levels, cash costs of production, and capital and reclamation costs, all based on detailed engineering life-of-mine plans. Future recoverable mine production is determined from reserves and resources after taking into account estimated dilution and recoveries during mining, and estimated losses during ore processing and treatment. Estimates of recoverable production from measured, indicated and inferred mineral resources are considered economically mineable and are based on management’s confidence in converting such resources to proven and probable reserves. Long-lived assets are grouped for purposes of estimating future cash flows at the lowest level of

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2009, 2008 and 2007

assets and liabilities for which identifiable cash flows are largely independent of the cash flows of other assets. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. It is possible that changes in estimates could occur which may affect the expected recoverability of the Company’s investments in mineral properties.

(h)	Pension and other employee future benefits:

The Company has non-contributory and contributory defined benefit pension plans for the majority of its Canadian employees. The benefits are based on years of service and final average salary for the salaried plans, and a flat dollar amount combined with years of service for the hourly plans. The Company provides long-term disability income, health benefits and other post-employment benefits to hourly employees and long-term disability health benefits to salaried employees. The Company also provides non-pension post-retirement (other retirement) benefits to certain active employees and pensioners.

The Company accrues its obligations under the defined benefit plans as the employees render the services necessary to earn the pension and other retirement benefits. The actuarial determination of the accrued benefit obligations for pensions and other retirement benefits uses the projected benefit method prorated on service (which incorporates management’s best estimate of future salary levels, other cost escalation, retirement ages of employees and other actuarial factors). The measurement date of the plan assets and accrued benefit obligation coincides with the Company’s fiscal year. The most recent actuarial valuation for funding purposes for the two largest pension plans was performed in 2009 using data as of December 31, 2008.

Actuarial gains (losses) on plan assets arise from the difference between the actual return on plan assets for a period and the expected return on plan assets for that period. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. Actuarial gains (losses) on the accrued benefit obligation arise from differences between actual and expected experience and from changes in the actuarial assumptions used to determine the accrued benefit obligation. The average remaining service period of the active employees covered by the pension plans is 9.7 years. The average remaining service period of the active employees covered by the other retirement benefits plan is 12.6 years.

The Company also has defined contribution plans providing pension benefits for certain of its salaried employees. The cost of the defined contribution plans is recognized based on the contributions required to be made during each period.

The Company also has defined contribution plans providing pension benefits for certain of its US employees utilizing 401K plans. The cost of the defined contribution plans is recognized based on the contributions required to be made during each period.

(i)	Financial instruments:

Financial assets, financial liabilities, and non-financial derivative contracts are initially recognized at fair value on the balance sheet when the Company becomes a party to their contractual provisions. Measurement in subsequent periods depends on the financial instrument’s classification. The Company uses trade date accounting for regular-way purchases or sales of financial assets. Transaction costs are added to the initial carrying value of financial instruments other than those classified as fair value through earnings.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2009, 2008 and 2007

(i)	Non-derivative financial instruments – classification:

Financial assets held-to-maturity, loans and receivables, and other financial liabilities are accounted for at amortized cost using the effective interest method of amortization. Gains and losses are recorded in earnings when the assets are derecognized or impaired, and through the amortization process.

Available-for-sale financial assets are measured at fair value with gains and losses recorded in other comprehensive income (“OCI”), except for impairment losses, until the assets are derecognized, at which time the cumulative gain or loss previously recognized in accumulated other comprehensive income (“AOCI”) is recognized in earnings. The Company has designated investments in listed shares as available-for-sale.

Financial assets and liabilities classified as held-for-trading are measured at fair value with changes in fair value recognized in earnings and are included in the category “fair value through earnings.” This category includes financial instruments acquired or incurred principally for the purpose of selling or repurchasing in the near term; however, other financial instruments may also be designated irrevocably as fair value through earnings on initial recognition. The Company chose to designate its Senior Secured Notes and cash held in trust in this category; these instruments were settled in January 2009.

(ii)	Derivatives:

Derivative instruments, including those derivatives that are embedded in financial or non-financial contracts and are not closely related to the host contracts, are measured at fair value on the balance sheet. All derivatives are classified as fair value through earnings unless they are accounted for as hedging items. The Company elected to identify embedded derivatives only in contracts entered into or amended on or after January 1, 2003 in accordance with the provisions of Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855.

(iii)	Hedge accounting:

The Company may use derivatives and non derivative financial instruments to manage exposures to interest, currency, credit and other market risks. Where hedge accounting can be applied, a hedging relationship is designated as a fair value hedge, a cash flow hedge or a hedge of foreign currency exposure of a net investment in a self-sustaining foreign operation. The purpose of hedge accounting is to ensure that gains, losses, revenues and expenses from effective hedging relationships are recorded in earnings in the same period.

At the inception of a hedge, the Company formally documents the hedging relationship and the risk management objective and strategy for undertaking the hedge. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows. The Company tests effectiveness each period. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as an effective hedge, or the derivative is terminated or sold, or upon the sale or early termination of the hedged item.

During the year ended December 31, 2009, the Company had only cash flow hedging relationships. In a cash flow hedging relationship, the effective portion of the change in the fair

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2009, 2008 and 2007

value of the hedging derivative is recognized in OCI, while the ineffective portion is recognized in earnings. When a hedged anticipated transaction subsequently occurs, the Company’s policy is to remove the associated gains and losses that were recognized in OCI and include them in the initial carrying amount of the asset acquired or liability incurred. When hedge accounting is discontinued, amounts previously recognized in AOCI are reclassified to earnings during the periods when the variability in the cash flows of the hedged item affects earnings. However, when a hedged item ceases to exist or when it is probable that an anticipated transaction will not occur, gains and losses previously recognized in AOCI are reclassified immediately to earnings. For contracts accounted for as a hedge of an identifiable current or anticipated position, the Company classifies the cash flows of the contract in the same manner as the cash flows of the position being hedged.

(iv)	Fair values of financial instruments:

The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values are based on quoted market prices, where available. If market quotes are not available, fair value is based on internal valuation models that use market-based or independent information as inputs. These models could produce a fair value that may not be reflective of future fair value. The Company applies a hierarchy to classify valuation methods used to measure financial instruments carried at fair value. Level 1 represents quoted (unadjusted) prices in active markets for identical assets and liabilities. Level 2 valuation techniques use significant observable inputs, either directly (i.e., as prices) or indirectly (i.e., derived from prices). Level 3 valuation techniques use significant inputs that are not based on observable market data.

(v)	Impairment:

Each balance sheet date, the Company reviews its financial assets, other than those classified as fair value through earnings, for objective evidence of impairment. In assessing available-for-sale investments, the Company considers the length and extent of a decline in fair value below its cost, the financial condition and environment of the issuer, and the Company’s ability and intention to hold the investment until its anticipated recovery. When objective evidence of impairment exists and a decline in value is other than temporary, the Company removes cumulative losses from AOCI and recognizes impairment losses in the statements of earnings.

(j)	Stock-based compensation plans:

The Company’s stock based compensation plans are described in notes 17d and e. The Company accounts for all stock based compensation using the fair value based method. Under this method, compensation cost attributable to options granted is measured at fair value at the grant date and expensed over the vesting period, with a corresponding increase to contributed surplus. Any consideration paid on exercise of stock options or purchase of stock is credited to share capital.

(k)	Income and mining taxes:

The Company accounts for income and mining taxes under the asset and liability method. Under this method of tax allocation, future income and mining tax assets and liabilities are determined based on

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2009, 2008 and 2007

differences between the financial statement carrying values and their respective tax bases (temporary differences). Future tax assets and liabilities are measured using the substantively enacted tax rates expected to apply when the asset is realized or the liability settled. A valuation allowance is recorded as a reduction against any future tax asset to the extent that the benefit of the future tax asset is not more likely than not to be realized. The effect on future tax assets and liabilities from a change in tax rates is included in income in the year in which the change is enacted or substantively enacted.

(l)	Earnings per share:

Basic earnings per share is computed by dividing net earnings for the year by the weighted average number of common shares outstanding for the year. Diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued using the treasury stock method. In applying this method, the Company determines the number of common shares that would be issued upon exercise of in-the-money options and warrants and assumes that the proceeds received upon exercise would be used to purchase additional common shares at the average market price during the year.

(m)	Asset retirement obligations:

The Company’s accounting for asset retirement obligations applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset.

The fair value of a liability for an asset retirement obligation is recorded in the period in which it is identified and a reasonable estimate of fair value can be made. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. Costs that relate to existing conditions caused by past operations and that do not contribute to current or future revenue generation are expensed. Upon settlement of the liability, a gain or loss is recorded. The Company records asset retirement obligations primarily associated with decommissioning and restoration costs. The Company assesses the reasonableness of its asset retirement obligation estimates when conditions change and revises those estimates accordingly. Changes in the respective asset and liability balances are expensed in future periods.

The long-term asset retirement obligation is based on environmental plans, in compliance with the current environmental and regulatory requirements. Accretion expense is charged to the statements of earnings based on application of an interest component to the existing liability.

(n)	Exploration costs:

The Company accounts for exploration expenditures by expensing such costs until management’s evaluation indicates, through pre-feasibility or other assessments, that the property has mineral reserves and/or resources with the potential of being developed into a mine.

(o)	Non-controlling interest:

Non-controlling interest exists in a less than wholly-owned subsidiary of the Company through the principles of consolidation and represents the third party’s interest in the carrying values of the subsidiary. The subsidiary’s earnings and losses are included in the Company’s net operations and are then adjusted to reflect the pro rata share of the non-controlling interest.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2009, 2008 and 2007

3.	Adoption of new accounting standards

(a)	Adopted in 2009:

As required by the Canadian Institute of Chartered Accountants (“CICA”), effective January 1, 2009, the Company adopted four new accounting standards addressing disclosure requirements:

Goodwill and Intangible Assets

On January 1, 2009, the Company adopted CICA Handbook Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. The new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. The Company’s adoption of this standard had no effect on the consolidated financial statements.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

Effective January 1, 2009, the Company adopted Emerging Issues Committee (“EIC”) abstract 173 (“EIC-173”), Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. The abstract clarifies that an entity should take into account its own credit risk and counterparty credit risk in determining the fair value of financial assets and financial liabilities, including derivative instruments.

Mining Exploration Costs

Effective January 1, 2009, the Company adopted EIC-174, Mining Exploration Costs, which clarifies guidance related to capitalization of exploration costs and impairment of capitalized costs. The Company’s adoption of this abstract had no effect on the consolidated financial statements.

Financial Instruments Disclosures

The Company has adopted the amendments to CICA Handbook Section 3862, Financial Instruments - Disclosures. The amendments set out new standards for disclosures about the fair value measurements of financial instruments and the nature and extent of liquidity risk. The amendments require an entity to classify fair value measurements using a fair value hierarchy in levels ranging from 1 to 3 that reflect the significance of the inputs used in making these measurements. These amendments are consistent with recent amendments to financial instrument disclosure standards under International Financial Reporting Standards (“IFRS”). Upon application by the Company, the fair value hierarchy level used in the determination of fair value of the Company’s financial instruments has been disclosed in note 20.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2009, 2008 and 2007

(b)	Adopted in 2008:

As required by the CICA, effective January 1, 2008, the Company adopted three new accounting standards addressing disclosure requirements:

Capital Disclosures and Financial Instruments – Disclosures and Presentation

CICA Handbook Section 1535, Capital Disclosures, specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) qualitative information and summary quantitative data about what the entity manages as capital; (iii) whether the entity has complied with any externally imposed capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. Refer to note 19.

CICA Handbook Section 3862, Financial Instruments - Disclosures, and Section 3863, Financial Instruments - Presentation, replaced Section 3861, Financial Instruments - Disclosure and Presentation, revising and enhancing disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. Refer to note 20.

Inventories

On January 1, 2008, the Company adopted the new CICA Handbook Section 3031, Inventories, replacing the existing Section 3030. This section requires measurement of inventories at the lower of cost and net realizable value; clarifies allocation of overheads and other costs to inventory; requires consistent use of either first-in, first-out or weighted average to measure inventories; requires that insurance and capital spares be accounted for as property, plant and equipment; and requires reversal of any previous writedowns when there is a subsequent increase in the value of inventories. The Company’s adoption of this standard had no effect on the consolidated financial statements.

(c)	Future accounting changes:

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests which requires business acquisitions (including non-controlling interests and contingent consideration) to be measured at fair value on the acquisition date, acquisition-related costs to be expensed, gains from bargain purchases to be recorded in net earnings, and expands the definition of a business. Section 1601 establishes standards for the preparation of consolidated financial statements and Section 1602 requires that non-controlling interest be presented as part of equity and that transactions between the Company and the non-controlling interests be reported as equity transactions. As Section 1582 will apply only to future business combinations, it will not have an effect on the Company’s financial statements prior to any such acquisitions. The Company is assessing the effect of adoption of Section 1601 and Section 1602.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2009, 2008 and 2007

International Financial Reporting Standards

The Canadian Accounting Standards Board (“AcSB”) has confirmed that Canadian publicly accountable entities will be required to prepare their financial statements in accordance with IFRS for fiscal years beginning on or after January 1, 2011. As a result, IFRS will be adopted by the Company on January 1, 2011 and its first set of IFRS compliant financial statements will be for the quarter ending March 31, 2011, with comparative information presented on an IFRS basis. The Company is currently assessing the impact the adoption of IFRS will have on its consolidated financial statements.

(d)	Non-controlling interest:

Effective January 1, 2010, the Company adopted CICA Handbook Section 1602, Non-controlling interests. Accordingly, the Company has classified, on a retrospective basis, non-controlling interests as a component of total equity and the net income on the consolidated statements of operations has been adjusted to include the net (income) loss attributable to non-controlling interest which for the year ended December 31, 2009 was ($0.04) million (2008 - $0.4 million, 2007 - $0)

4.	Acquisition of HMI Nickel

On August 26, 2008, the Company acquired all of the issued and outstanding common shares of Skye Resources Inc. (since renamed HMI Nickel Inc.) pursuant to a court-approved plan of arrangement. In exchange for each HMI Nickel common share, HMI Nickel shareholders received 0.61 of a HudBay common share plus $0.001 in cash. In addition, the Company exchanged HMI Nickel’s outstanding stock options and warrants for similar securities of HudBay at an exchange ratio of 0.61 and at a price equivalent to the original purchase price divided by 0.61. In total, HudBay issued as consideration 31,295,685 common shares, granted 1,864,404 stock options and assumed 1,894,050 warrants.

On June 27, 2008, the Company acquired 12,679,266 common shares of HMI Nickel at a total cost of $95,221 in a private placement. For the period prior to acquisition of control on August 26, 2008, the Company accounted for this investment using the equity method to reflect the strategic nature of the plan of arrangement. The difference between the Company’s carrying value of the investment and its proportionate share of HMI Nickel’s net book value was attributed to the Fenix nickel project in property, plant and equipment, held by CGN, HMI Nickel’s 98.2%-owned subsidiary. HudBay recorded a loss of $3,915 to reflect its share of the results of HMI Nickel’s operations during the period that HudBay had significant influence over HMI Nickel.

The Company accounted for this two-step acquisition as a purchase of assets, rather than a business combination, as HMI Nickel did not meet the definition of a business as defined by EIC-124, Definition of a Business. Accordingly, the Company determined the cost of assets and liabilities acquired from HMI Nickel by allocating the purchase price for the group of assets to each item on the basis of its fair value at the time of acquisition. The fair values determined for the assets and liabilities acquired exceeded the consideration paid.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2009, 2008 and 2007

Purchase price:
31.3 million HudBay common shares	$341,436
Cash of $0.001 per HMI Nickel common share	51
1.9 million stock options issued by HudBay	6,309
1.9 million warrants issued by HudBay	19
Transaction costs	9,458

357,273
Private placement investment	95,221
Share of losses of equity investee	(3,915)

$448,579

The fair value of share consideration was measured based on HudBay’s closing common share price of $10.91 per share on August 25, 2008, the business day before the acquisition date. The options and warrants have been valued using the Black-Scholes option pricing model. All options vested upon completion of the transaction.

The following table summarizes the allocation of the purchase price to assets and liabilities acquired:

	Acquired through private placement investment, June 27, 2008	Share of HMI Nickel loss prior to acquisition of control	Acquisition of control, Aug. 26, 2008	Total Aug. 26, 2008
Cash and cash equivalents	$29,004	$—	$111,252	$140,256
Other current assets	161	—	924	1,085
Restricted cash	1,537	—	6,576	8,113
Property, plant and equipment	5,004	(288)	19,772	24,488
Mineral properties	63,036	(3,627)	249,090	308,499
Accounts payable and accrued liabilities	(2,271)	—	(25,171)	(27,442)
Asset retirement obligations	(1,250)	—	(5,170)	(6,420)

	$95,221	$(3,915)	$357,273	$448,579

The following summarizes net cash acquired on the acquisition:

Cash and cash equivalents acquired	$140,256
Cash paid for transaction costs	(9,458)
Cash of $0.001 per HMI Nickel common share	(51)

$130,747

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2009, 2008 and 2007

5.	Cash, cash equivalents and short-term investments

	2009	2008

Cash and cash equivalents:
Cash on hand and demand deposits	$76,297	$225,727
Short-term money market instruments with original maturities of three months or less	810,517	—

	886,814	225,727
Short-term investments:
Short-term bankers’ acceptances with original maturities within six months	—	478,941

	$886,814	$704,668

6.	Inventories

	2009	2008

Work-in-process	$51,250	$59,138
Finished goods	59,595	68,067
Materials and supplies	20,283	19,440

	$131,128	$146,645

During the year ended December 31, 2009, $430,837 (2008 - $627,997, 2007 - $654,252) of inventories was expensed in operating expenses in the consolidated statements of earnings.

7.	Balmat asset impairment losses

During 2008, the Company recorded an asset impairment loss of $30,433 on its Balmat zinc mine. In its second year of commercial production, the performance of the Balmat mine continued to fall short of the Company’s expectations, which had been revised as part of the previous asset impairment taken in the fourth quarter of 2007. Due to this operating shortfall and rapidly declining zinc prices, the Balmat mine operations were suspended on August 22, 2008.

Based on the anticipated expenses and deferral of operating cash flow associated with a period of care and maintenance, the Company completed a review of the discounted value of future cash flows and determined that the carrying value of Balmat’s assets was not likely to be recoverable. Therefore, the carrying value of the Balmat property, plant and equipment was written off. The carrying value of Balmat’s materials and supplies inventory was also written down to its net realizable value. The Company is currently continuing exploration on the Balmat property.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2009, 2008 and 2007

8.	Property, plant and equipment

2009	Cost	Accumulated depreciation and amortization	Net book value

Buildings and equipment	$470,350	$161,622	$308,728
Mine development	326,011	219,427	106,584
Mineral properties	403,322	—	403,322

	$1,199,683	$381,049	$818,634

2008	Cost	Accumulated depreciation and amortization	Net book value

Buildings and equipment	$443,511	$105,904	$337,607
Mine development	284,376	171,979	112,397
Mineral properties	369,140	—	369,140

	$1,097,027	$277,883	$819,144

Refer to note 4 for details on the Company’s acquisition of HMI Nickel. Fenix construction costs and mineral properties are not being amortized or depreciated as they are not in operation. The carrying value of other buildings and equipment under construction or development that is not being amortized was $48,729 (2008 - $26,734).

During the year, the Company terminated its capital leases. As at December 31, 2008, the carrying value of equipment under capital leases was $814.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2009, 2008 and 2007

9.	Other assets

	2009	2008
Investments, at fair value through earnings	$138	$110
Restricted cash	59,031	10,568
Computer software	1,966	—
Long-term portion of future tax asset (note 16b)	19,720	13,197
Long-term portion of fair value of derivatives (note 20c)	258	—

	$81,113	$23,875

The increase in the restricted cash relates to outstanding letters of credit that were previously supported by the Company’s revolving credit facility, which expired on February 27, 2009. These letters of credit include those provided as security by HBMS to the provinces of Saskatchewan and Manitoba for reclamation undertakings.

10.	Current portion of other liabilities

	2009	2008

Current portion of:
Long-term debt (note 11)	$—	$3,321
Pension obligation (note 12)	28,447	17,683
Asset retirement obligation (note 14)	5,327	5,315
Other employee future benefits (note 13)	2,876	2,668
Fair value of derivatives (note 20c)	3,503	4,293
Obligations under capital leases	—	411
Future tax liabilities (note 16b)	75	42
Interest payable on long-term debt	—	156

	$40,228	$33,889

11.	Long-term debt

	2009	2008

Senior Secured Notes	$—	$3,321
Less current portion	—	(3,321)

On January 15, 2009, all remaining Notes were redeemed with proceeds from the Company’s cash held in trust.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2009, 2008 and 2007

12.	Pension obligation

The Company maintains several non-contributory and contributory defined benefit pension plans for certain of its employees.

The Company uses a December 31 measurement date for all of its plans. For the Company’s significant plans, the most recent actuarial valuations filed for funding purposes were performed during 2009 using data as at December 31, 2008. For these plans, the next actuarial valuation required for funding purposes will be performed as at December 31, 2009. Any actuarial gains or losses over 10 per cent of the greater of the obligation and the fair value of assets are amortized over the expected service life of the plan population.

The defined benefit pension plans were amended in 2009 to grant benefit improvements for past service. The Company is amortizing these past service costs over three years.

Information about the Company’s pension plans is as follows:

	2009	2008

Obligations and funded status:

Change in pension obligation:
Obligation, beginning of year	$213,849	$264,494
Service cost	6,021	8,310
Interest cost	16,782	14,505
Employee contributions	143	165
Actuarial loss (gain)	33,658	(59,107)
Plan amendments	7,854	—
Special termination benefits	3,050	—
Benefits paid	(17,007)	(14,518)

Obligation, end of year	264,350	213,849

Change in pension plan assets:
Fair value of plan assets, beginning of year	195,791	218,641
Actual return on plan assets - gain (loss)	26,648	(27,034)
Employer contributions	28,952	18,537
Employee contributions	143	165
Benefits paid	(17,007)	(14,518)

Fair value of plan assets, end of year	234,527	195,791

Unfunded status of plans, end of year	(29,823)	(18,058)
Unamortized past service costs	5,236	—
Unamortized net actuarial gain	(4,376)	(27,758)

Net liability recognized, end of year	(28,963)	(45,816)
Less current portion (note 10)	(28,447)	(17,683)

	$(516)	$(28,133)

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2009, 2008 and 2007

Early retirement windows were opened in 2009 to certain members who will be eligible to retire with an unreduced pension and supplemental benefit. Special termination benefits offered to employees on voluntary termination of employment are recognized as a liability and an expense when employees accept the offer and the amount of the special termination benefits can be reasonably estimated. Although some retirements will not take place until 2010, special termination benefits in the amount of $3,050 have been recognized for the elections made in 2009.

Pension expense includes the following components:

	2009	2008	2007

Costs arising in the year:
Service cost	$6,021	$8,310	$8,471
Interest cost	16,782	14,505	13,958
Actual asset return - (gain) loss	(26,648)	27,034	(8,611)
Actuarial loss (gain)	33,658	(59,107)	(7,137)

	29,813	(9,258)	6,681

Difference in costs arising and recognized in the year:
Actual return on plan assets - loss (gain)	11,332	(42,693)	(4,698)
Actuarial (gain) loss	(34,713)	58,765	7,206
Plan amendments	2,618	4,107	4,107
Special termination benefits	3,050	—	—

Defined benefit pension expense	12,100	10,921	13,296
Defined contribution pension expense	666	1,247	898

	$12,766	$12,168	$14,194

Additional information:

The weighted average assumptions used in the determination of the accrued benefit expense and obligations were as follows:

	2009	2008	2007
To determine the net benefit expense for the year:
Discount rate - defined benefit	7.50%	5.50%	5.25%
Discount rate - defined contribution	3.74%	4.17%	4.23%
Expected return on plan assets	7.50%	7.00%	6.50%
Rate of compensation increase*	1.75%	2.35%	2.35%

To determine the accrued benefit obligations at the end of the year:
Discount rate - defined benefit	6.50%	7.50%	5.50%
Discount rate - defined contribution	3.74%	4.17%	4.23%
Rate of compensation increase*	2.25%	1.75%	2.35%

*	plus a merit and promotion scale

The Company’s pension cost is significantly affected by the discount rate used to measure obligations, the level of plan assets available to fund those obligations and the expected long-term rate of return on plan assets.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2009, 2008 and 2007

The Company reviews the assumptions used to measure pension costs (including the discount rate) on an annual basis. Economic and market conditions at the measurement date impact these assumptions from year to year.

In determining the discount rate, the Company considers the duration of the pension plan liabilities.

In determining the expected future rate of return on pension assets, the Company considers the types of investment classes in which the plan assets are invested and the expected compound returns on those investment classes.

The pension plan asset allocations, by asset category, are as follows:

	2009		2008
	Weighted average	Target	Weighted average	Target

Equity securities	47%	50%	44%	50%
Debt securities	53%	50%	56%	50%

	100%	100%	100%	100%

The Company’s primary quantitative investment objectives are maximization of the long-term real rate of return, subject to an acceptable degree of investment risk, and preservation of principal. Risk tolerance is established through consideration of several factors, including past performance, current market conditions and the funded status of the plan.

With the exception of fixed income investments, the plan assets are actively managed by investment managers, with the goal of attaining returns that potentially outperform passively managed investments. Within appropriate limits, the actual composition of the invested funds may vary from the prescribed investment mix.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2009, 2008 and 2007

13.	Other employee future benefits

The Company sponsors several post-employment benefit plans and uses a December 31 measurement date. Information about the Company’s post-retirement and other post-employment benefits is as follows:

	2009	2008

Obligations and funded status:

Change in other employee future benefits obligation:
Obligation, beginning of year	$77,550	$79,610
Service cost	3,163	2,282
Interest cost	5,326	4,352
Actuarial loss (gain)	3,234	(6,696)
Benefits paid	(2,312)	(1,998)

Obligation, end of year	86,961	77,550

Change in plan assets:
Fair value of plan assets, beginning of year	—	—
Employer contributions	2,312	1,998
Benefits paid	(2,312)	(1,998)

Fair value of plan assets, end of year	—	—

Unfunded status of plans, end of year	(86,961)	(77,550)
Unamortized net actuarial loss	3,988	754

Net liability recognized, end of year	(82,973)	(76,796)
Less current portion (note 10)	(2,876)	(2,668)

	$(80,097)	$(74,128)

Other employee future benefits expense includes the following components:

	2009	2008

Costs arising in the year:
Service cost	$3,163	$2,282
Interest cost	5,326	4,352
Actuarial loss (gain)	3,234	(6,696)

	11,723	(62)

Difference in costs arising and recognized in the year:
Actuarial (gain) loss	(3,234)	6,696

Other employee future benefits expense	$8,489	$6,634

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2009, 2008 and 2007

Additional information:

The weighted average assumptions used in the determination of other employee future benefits expense and obligations were as follows:

	2009	2008

To determine the net benefit expense for the year:
Discount rate	7.50%	5.50%
Weighted average health care trend rate	8.30%	7.80%

To determine the benefit obligations at the end of the year:
Discount rate	6.75%	7.50%
Weighted average health care trend rate	8.01%	8.30%

The weighted average health care cost trend rate used in measuring other employee future benefits was assumed to begin at 8.0% in 2010, gradually declining to 4.5% by 2029 and remaining at those levels thereafter.

If the health care cost trend rate was increased by one percentage point, the accumulated post-retirement benefit obligation and the aggregate service and interest cost would have increased as follows:

	2009	2008

Accumulated post-retirement benefit obligation	$15,250	$16,106
Aggregate of service and interest cost	1,796	1,606

If the health care cost trend rate was decreased by one percentage point, the accumulated post-retirement benefit obligation and the aggregate service and interest cost would have decreased as follows:

	2009	2008

Accumulated post-retirement benefit obligation	$12,196	$12,702
Aggregate of service and interest cost	1,388	1,222

The Company’s post-retirement and other post-employment benefit cost is materially affected by the discount rate and health care cost trend rates used to measure obligations.

The Company reviews the assumptions used to measure post-retirement and other post-employment benefit costs (including the discount rate) on an annual basis.

Any actuarial gains or losses over 10 per cent of the obligation are amortized over the expected service life of the plan population.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2009, 2008 and 2007

14.	Asset retirement obligations

The Company’s asset retirement obligations relate to the reclamation and closure of currently operating mines and metallurgical plants and closed properties.

	2009	2008

Balance, beginning of year	$46,632	$38,241
Obligations recognized during the year	6,804	199
Obligations recognized upon acquisition of HMI Nickel (note 4)	—	6,420
Revisions in estimated cash flows	(1,779)	(778)
Obligations settled during the year	(1,685)	(1,297)
Accretion expense	4,488	3,847

Balance, end of year	54,460	46,632
Less current portion (note 10)	5,327	5,315

	$49,133	$41,317

Total undiscounted future cash flows required to settle the decommissioning and restoration asset retirement obligations are estimated to be $109,726 (2008 - $105,255 before adjusting for inflation, market, and credit risk. Credit adjusted risk-free rates ranging from 2.4% to 10.0% (2008 - 9.0% to 10.0%) have been used to determine the additional obligations recognized during the year. The Company’s asset retirement obligations were revised in 2009 to reflect changes in amounts and timing of estimated cash flows. Management anticipates that the asset retirement obligations relating to the Flin Flon operations will be substantially settled at or near the closure of the mining and processing facilities, anticipated to occur from 2010 to 2020.

The Company’s exploration and exploitation licences require that it reclaim any land covered by those licences which it disturbs during exploration and exploitation activities for the Fenix Project. Although the timing and the amount of the actual expenditures can be uncertain, and given that the Company chose to delay construction of the Fenix project due to low nickel prices at the time, the Company has estimated the present value of the future reclamation obligation arising from its activities relating to the Fenix Project as at December 31, 2009 to be $8,052 (2008 - $6,745).

In view of the uncertainties concerning environmental remediation, the ultimate cost of asset retirement obligations could differ materially from the estimated amounts provided. The estimate of the total liability for asset retirement obligation costs is subject to change based on amendments to laws and regulations and as new information concerning the Company’s operations becomes available. Future changes, if any, to the estimated total liability as a result of amended requirements, laws, regulations and operating assumptions may be significant and would be recognized prospectively as a change in accounting estimate, when applicable. Environmental laws and regulations are continually evolving in all regions in which the Company operates. The Company is not able to determine the impact, if any, of environmental laws and regulations that may be enacted in the future on its results of operations or financial position due to the uncertainty surrounding the ultimate form that such future laws and regulations may take.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2009, 2008 and 2007

15.	Other long-term liabilities

Capital lease obligations	2009	2008

Lease obligations	$—	$511
Less current portion	—	(411)

	$—	$100

The capital lease average interest rate was 6.0% and all capital leases were terminated during 2009. Interest expense on capital leases in 2009 was $20 (2008 - $191).

16.	Income and mining taxes

(a)	Tax expense:

	2009	2008	2007

Current - income taxes	$24,245	$24,692	$407
- mining taxes	2,668	22,241	31,770

	$26,913	$46,933	$32,177

Future - income taxes	(887)	42,819	104,063
- mining taxes	3,105	6,546	2,077

	2,218	49,365	106,140

Tax expense	$29,131	$96,298	$138,317

(b)	Future tax assets and liabilities as represented on the balance sheet:

	2009	2008

Future tax assets
Current portion	$23,152	$21,217
Long-term portion (note 9)	19,720	13,197

	42,872	34,414

Future tax liabilities
Current portion (note 10)	75	42
Long-term portion	34,927	22,013

	35,002	22,055

	$7,870	$12,359

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2009, 2008 and 2007

Future tax assets and liabilities are composed of:

	2009	2008

Future income tax asset (note 16c)	$26,497	$14,933
Future income tax liability (note 16c)	(35,002)	(22,055)
Future mining tax asset (note 16d)	16,375	19,481

	$7,870	$12,359

(a)	Changes in future tax assets and liabilities:

	2009	2008

Balance, beginning of year	$12,359	$64,301
Future tax expense	(2,218)	(49,365)
OCI (loss) transactions	(2,366)	(112)
Pre-production investment tax credit	—	(1,926)
Other	95	(539)

Balance, end of year	$7,870	$12,359

(b)	Reconciliation to statutory tax rate:

As a result of Canadian mining operations, the Company is subject to both income and mining taxes. Generally, most expenditures incurred are deductible in computing income tax, whereas mining tax legislation, although based on a measure of profitability from carrying on mining operations, is more restrictive in respect of the deductions permitted in computing income subject to mining tax. These restrictions include deductions for financing expenses, such as interest and royalties. In addition, income unrelated to carrying on mining operations is not subject to mining tax.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2009, 2008 and 2007

Income tax expense differs from the amount that would be computed by applying the statutory income tax rates to income before income taxes. A reconciliation of income taxes calculated at the statutory rates to the actual tax provision is as follows:

	2009	2008	2007

Statutory tax rate	31.29%	32.54%	36.04%

Tax expense at statutory rate	$44,401	$55,204	$131,710

Effect of:
Resource and depletion allowance, net of resource tax recovery	(1,449)	(9,571)	(12,023)

Adjusted income taxes	42,952	45,633	119,687
Mining taxes	5,773	28,787	33,847

	48,725	74,420	153,534

Temporary income tax differences not recognized	7,274	17,387	13,217
Tax benefit not recognized	—	10,739	2,123
Permanent differences related to:
- capital items	(13,448)	(5,475)	848
- stock based compensation	1,548	3,985	4,327
Other income tax permanent differences	(427)	1,400	7,773
Recognition of prior years’ income tax temporary differences	(14,224)	(2,760)	(39,188)
Impact related to reduction of tax rates	(317)	(3,398)	(4,317)

Tax expense	$29,131	$96,298	$138,317

Tax expense applicable to:
Current taxes	$26,913	$46,933	$32,177
Future taxes	2,218	49,365	106,140

Tax expense	$29,131	$96,298	$138,317

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2009, 2008 and 2007

(c)	Income tax effect of temporary differences:

The tax effects of temporary differences and loss carryforwards that give rise to significant portions of the future tax assets or future tax liabilities at December 31, 2009, 2008 and 2007 are as follows:

	2009	2008	2007

Future income tax assets (liabilities):
Property, plant and equipment	$17,838	$22,713	$(20,313)
Pension obligation	8,515	9,137	15,471
Other employee future benefits	3,841	1,355	19,901
Asset retirement obligations	2,737	1,547	10,271
Non-capital losses (note 16e)	35,399	28,630	37,847
Share issue and debt costs	3,424	4,444	6,422
Capital losses	172	—	2,115
Other	5,059	3,360	3,974

	76,985	71,186	75,688
Less valuation allowance	(50,488)	(56,253)	(36,645)

Net future income tax asset (note 16b)	26,497	14,933	39,043
Less current portion	(18,307)	(13,163)	(33,498)

	$8,190	$1,770	$5,545

Future income tax liabilities (assets):
Property, plant and equipment	$43,192	$39,075	$—
Pension obligation	(152)	(4,941)	—
Other employee future benefits	(19,785)	(19,776)	—
Asset retirement obligations	(9,723)	(9,382)	—
Share issue and debt costs	(1,294)	(2,553)	—
Other	(134)	(318)	769

	12,104	2,105	769
Add: valuation allowance	22,898	19,950	—

Net future income tax liability (note 16b)	35,002	22,055	769
Less current portion	75	42	51

	$34,927	$22,013	$718

The income tax valuation allowance represents management’s best estimate of the allowance necessary to reflect the future income tax assets at an amount that the Company considers is more likely than not to be realized. The Company’s valuation allowance provides for long-term obligations that are deductible expenses for tax purposes related to asset retirement obligations and other assets that are more unlikely than not to be realized.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2009, 2008 and 2007

(d)	Mining tax effect of temporary differences:

The tax effects of temporary differences that give rise to significant portions of the future mining tax assets at December 31, 2009 and 2008 are as follows:

	2009	2008	2007

Future mining tax assets:
Property, plant and equipment	$16,375	$27,121	$39,013

Less valuation allowance	—	(7,640)	(12,986)

Net future mining tax asset (note 16b)	16,375	19,481	26,027
Less current portion	(4,844)	(8,054)	(10,311)

	$11,531	$11,427	$15,716

The mining tax valuation allowance represents management’s best estimate of the allowance necessary to reflect the future tax assets at an amount that the Company considers is more likely than not to be realized. The Company’s mining tax valuation allowance provides for future mining tax assets expected to be realized beyond the next three years. This recognition period is considered appropriate due to the lower depreciation rate applied to assets for mining tax purposes, which extends the timeframe for realization of future mining tax assets, as well as the uncertainties of future longer-term metal prices and exchange rates, and will continue to be reviewed as circumstances change. The Company expects to realize its future mining tax assets within 3 years, therefore no valuation allowance has been recorded in 2009.

(e)	Non-capital losses:

At December 31, 2009, the Company had cumulative non-capital losses of $75.4 million in Canada and net operating losses of US$42.5 million in the US. The benefit related to approximately $32.7 million of the Canadian non-capital losses has been recognized on the balance sheet. The benefit of the US net operating losses has not been recognized.

The Canadian non-capital losses were incurred between 2004 and 2009 and expire between 2012 and 2029. The utilization of approximately $42.3 million of non-capital losses is restricted as a result of a change in control. The US net operating losses were incurred between 2004 and 2009 and have a 20 year carry-forward period.

(f)	Other disclosure:

The tax rules and regulations applicable to mining companies are highly complex and subject to interpretation. The Company may be subject in the future to a review of its historic income and other tax filings, and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain tax rules and regulations to the Company’s business. These audits may alter the timing or amount of taxable income or deductions. The amount ultimately reassessed upon resolution of issues raised may differ from the amount accrued.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2009, 2008 and 2007

17.	Share capital

(a)	Preference shares:

Authorized: Unlimited preference shares

(b)	Common shares:

Authorized: Unlimited common shares

Issued:

	2009		2008
	Common shares	Amount	Common shares	Amount

Balance, beginning of year	153,020,124	$632,380	127,032,612	$311,143
Exercise of options	1,434,131	14,241	111,827	976
Shares repurchased	(599,600)	(2,494)	(5,420,000)	(21,175)
Issued - acquisition of HMI Nickel (note 4)	—	—	31,295,685	341,436

Balance, end of year	153,854,655	$644,127	153,020,124	$632,380

On September 29, 2009, the Company announced a share repurchase program, through the facilities of the Toronto Stock Exchange, for cancellation of up to 13,655,000 common shares (approximately 10% of the Company’s public float) by way of a normal course issuer bid. Purchases of common shares were made from time to time at market prices and in accordance with the rules of the Toronto Stock Exchange. This repurchase program was authorized to be in effect until September 30, 2010.

During 2009, the Company repurchased for cancellation 599,600 common shares (2008 - 5,420,000) at a net cost of $7,985 (2008 - $53,291). The Company recorded a reduction in share capital of $2,494 (2008 - $21,175). The excess net cost over the average book value of the shares was recorded as a reduction to contributed surplus of $5,491 (2008 - $2,195) and a reduction to retained earnings of $0 (2008 - $29,921).

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2009, 2008 and 2007

(c)	Warrants:

	2009		2008
	Number of Warrants	Amount	Number of Warrants	Amount

Balance, beginning of year	1,916,571	$20	22,521	$1
Forfeited	(1,916,571)	(20)	—	—
Issued - acquisition of HMI Nickel (note 4)	—	—	1,894,050	19

Balance, end of year	—	$—	1,916,571	$20

As part of HudBay’s acquisition of HMI Nickel, the Company assumed 1,894,050 warrants with an exercise price of $24.80 per warrant (one warrant required to acquire one common share). The warrants expired on January 26, 2009.

(d)	Stock option plan:

During the year ended December 31, 2009, the Company granted additional options to directors and employees, consistent with the Company’s stock option plan approved in June 2005 and amended in May 2008 (the “Plan”).

Under the amended Plan, the Company may grant to employees, officers, directors or consultants of the Company or its affiliates options to purchase up to a maximum of 13 million common shares of the Company. The maximum number of common shares issuable to insiders pursuant to the Plan is limited to 10% of the then issued and outstanding common shares of the Company. The maximum number of common shares issuable to each non-employee director under the Plan shall not exceed the lesser of $100,000 in value per year and 1% in number of the then issued and outstanding common shares of the Company per year. Options granted under the amended Plan have a maximum term of five years and become exercisable as follows: the first 33 1/3% are exercisable after one year, the next 33 1/3% are exercisable after two years, and the last 33 1/3% are exercisable after three years. Except in specified circumstances, options are not assignable and terminate upon, or within a specified time following the optionee ceasing to be employed by or associated with the Company. The Plan further provides that the price at which common shares may be issued under the Plan cannot be less than the market price of the common shares on the last trading date before the relevant options are approved by the Board.

Awards of share units may also be granted to employees, officers and directors under the Company’s Long-Term Equity Plan. No grants have been made under this plan.

Prior to the May 2008 amendment, the Plan approved in June 2005 allowed the Company to grant options up to 10% (to a maximum of 8 million issued outstanding options) of the issued and outstanding common shares of the Company to employees, officers, and directors of the Company for a maximum term of ten years. Of the common shares covered by the stock option plan, the first 33 1/3% were exercisable immediately, the next 33 1/3% were exercisable after one year, and the last 33 1/3% were exercisable after two years.

The fair value of the options granted during 2009 has been estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2009, 2008 and 2007

interest rate of 1.2% (2008 - 2.9%); dividend yield of 0% (2008 - 0%); volatility factor of 74% (2008 - 52%); and a weighted average expected life of 3 years (2008 - 3 years) for options issued under the amended Plan.

As part of HudBay’s acquisition of HMI Nickel in 2008, the Company granted 1,864,404 options to former option holders of HMI Nickel with a weighted average exercise price of $10.93 and a weighted average remaining contractual life of 1.5 years. On the grant date, the fair value of these options was estimated using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 2.9%; dividend yield of 0%; volatility factor of 51%; and a weighted average expected life of 1.1 years. These options were fully vested at the time of grant; accordingly, their grant date fair value was included in the purchase price.

	2009		2008
	Number of shares subject to option	Weighted average exercise price	Number of shares subject to option	Weighted average exercise price

Balance, beginning of year	7,159,944	$13.07	3,271,532	$13.29
Granted	350,000	7.96	2,504,313	13.65
Exercised	(1,434,131)	6.55	(111,828)	5.57
Forfeited	(1,438,700)	14.54	(368,477)	10.35
Granted - acquisition of HMI Nickel (note 4)	—	—	1,864,404	10.93

Balance, end of year	4,637,113	$14.25	7,159,944	$13.07

The weighted average fair value of options granted during the year was $3.82 per option (2008 - $4.73) at the grant date. The following table summarizes the options outstanding at December 31, 2009:

	Options outstanding			Options exercisable
Range of exercise prices	Number of options outstanding	Weighted- average remaining contractual life (years)	Weighted- average exercise price	Number of options exercisable	Weighted- average exercise price
$2.59 - 7.33	549,980	5.4	$2.62	549,980	$2.62
7.34 - 11.03	1,218,851	5.0	9.42	762,184	9.91
11.04 - 15.86	945,198	7.0	15.49	676,305	15.34
15.87 - 17.95	581,754	2.8	17.47	525,087	17.60
17.96 - 23.74	1,341,330	6.9	21.14	1,341,330	21.14

$2.59 - 23.74	4,637,113	5.70	$14.25	3,854,886	$14.78

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2009, 2008 and 2007

(e)	Deferred Share Unit plan:

The Company offers a Deferred Share Unit (“DSU”) plan for members of the Board of Directors. The issue and redemption prices of each DSU are based on the average closing price of the Company’s common shares for the five trading days prior to the issuance or redemption. The DSUs vest on the grant date. When a participant is no longer a director of the Company, DSUs are redeemable by a lump sum cash payment based on the value of the DSUs at the time.

At December 31, 2009, the value of the outstanding liability related to the DSU plan was $1,190 (2008 - $0). The DSU liability is revalued quarterly based on the change in the Company’s share price and is presented on the balance sheet with other employee future benefits. The change in the value of the DSU liability is included in earnings in the period of the change.

(f)	Contributed surplus:

	2009	2008

Balance, beginning of year	$32,345	$16,633
Stock-based compensation expense	4,692	11,952
Transfer to common shares on exercise of stock options	(4,849)	(354)
Share repurchases	(5,491)	(2,195)
Warrants forfeited	20	—
Options granted - acquisition of HMI Nickel (note 4)	—	6,309

Balance, end of year	$26,717	$32,345

(g)	Earnings per share data:

	2009	2008	2007

Net earnings for the year attributable to common shareholders	$112,771	$73,353	$227,139

Weighted average common shares outstanding	153,460,823	135,902,627	126,847,106
Plus net incremental shares from assumed conversions:
- Warrants	—	496	1,185
- Stock options	606,459	809,957	1,659,263

Diluted weighted average common shares	154,067,282	136,713,080	128,507,554

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2009, 2008 and 2007

18.	Accumulated other comprehensive income (loss) (“OCI”)

	2009	2008	2007

Accumulated OCI (loss), beginning of year:
Cash flow hedge gains (losses) (net of tax of $2,954, $3,145, $0 )	$7,145	$(5,227)	$—
Losses on investments (net of tax of $0, $97,$97)	(25,502)	(11)	448
Currency translation adjustments (net of tax of $13, $92, $20)	23	(163)	(37)

Accumulated OCI (loss), beginning of year	(18,334)	(5,401)	411

OCI (loss) for the year:
Effective portion of changes in fair value of cash flow hedges	(9,038)	19,314	(8,372)
Less reclassified to earnings	(8,012)	(843)	—
Changes in fair value of investments	139,016	(28,680)	(5,622)
Less reclassified to earnings	(99,908)	—	—
Less reclassified to earnings as impairment	—	3,196	5,059
Currency translation adjustments	—	291	(198)
Less reclassified to earnings	(36)	—	—

OCI (loss), before tax	22,022	(6,722)	(9,133)
Income tax benefit (expense) related to OCI (loss)	2,757	(6,211)	3,321

OCI (loss), net of tax for the year	24,779	(12,933)	(5,812)

Accumulated OCI (loss), end of year:
Cash flow hedge (losses) gains (net of tax of $2,169, $2,954, $3,145)	(4,782)	7,145	(5,227)
Gains (losses) on investments (net of tax of $2,379, $0, $7)	11,227	(25,502)	(108)
Currency translation adjustments (net of tax of $0, $13,$92 )	—	23	(163)

Accumulated OCI (loss), end of year	6,445	(18,334)	(5,498)
Retained earnings	1,025,060	912,289	868,857

	$1,031,505	$893,955	$863,359

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2009, 2008 and 2007

Available-for-sale investments

Available-for-sale investments consist of investments in listed shares that have no fixed maturity date or coupon rate. Gains and losses are recorded in OCI and are included in earnings and in investing activities on the statements of cash flows when realized.

During the year ended December 31, 2009, the Company recognized a pre-tax gain of $139,016 in OCI to reflect changes in fair value of its available-for-sale investments.

On August 6, 2009, HudBay entered into an agreement (the “Agreement”) with Aquila Resources Inc. (“Aquila”) granting the Company the right to acquire a majority interest in Aquila’s Back Forty Project. Under the Agreement, the Company subscribed for 12,141,051 common shares of Aquila, a 14.9% ownership interest, at a price of C$0.1827 per share. HudBay has an option to acquire a 51% ownership interest in the Back Forty Project through the expenditure of US$10,000,000 within three years and the right to further increase its ownership to 65% by completing a feasibility study, submitting an application for permitting the Project and making certain option payments. The Company has determined this investment is not subject to significant influence and has classified it as available-for-sale.

On May 26, 2009, the Company disposed of 96,997,492 common shares of Lundin Mining Corporation (“Lundin”) for cash proceeds of $235,704 to GMP Securities L.P. (“GMP”) and recognized a gain of $99,908. The sale was completed pursuant to an agreement between GMP and HudBay dated May 11, 2009. In connection with its consent, Lundin agreed with HudBay to terminate all continuing rights and obligations under the previously announced termination agreement dated February 23, 2009 (other than the mutual release and the reciprocal standstill covenant that expires on February 23, 2010) and all continuing rights and obligations of HudBay and Lundin under the subscription agreement. HudBay and Lundin also agreed to a mutual release in respect of any and all claims connected with or arising from the subscription agreement and certain representations and warranties under the termination agreement.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2009, 2008 and 2007

19.	Capital disclosures

The Company’s objectives when managing capital are to maintain a strong capital base in order to:

•	Advance the Company’s corporate strategies to create long-term value for its stakeholders; and

•	Sustain the Company’s operations and growth throughout metals and materials cycles.

The capital of the Company consists of the following:

	2009	2008
Shareholders’ equity	$1,703,654	$1,559,965
Cash and cash equivalents and short-term investments	(886,814)	(704,668)

	$816,840	$855,297

HudBay monitors its capital and capital structure on an ongoing basis to ensure they are sufficient to achieve the Company’s short-term and long-term strategic objectives. The Company does not currently have significant debt outstanding and is not subject to externally imposed capital requirements. Interest coverage ratios, debt to book capitalization ratios and debt to cash flow ratios are metrics that would also be evaluated during periods when financial leverage was employed as an element of the Company’s capital structure. Refer to note 17b for information on the Company’s share repurchase program.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2009, 2008 and 2007

20.	Financial instruments

(a)	Fair value and carrying value of financial instruments:

The following presents the fair value and carrying value of the Company’s financial instruments and non-financial derivatives:

	Classification	December 31, 2009	December 31, 2008
Financial assets
Cash, cash equivalents and short-term investments [1]	FV through earnings	$886,814	$704,668
Accounts receivable
Trade and other receivables [1]	Loans & receivables	39,978	53,879
Embedded derivatives [2]	FV through earnings	209	231
Cash held in trust	FV through earnings	—	3,836
Derivative assets
Hedging derivatives [2]	Hedging derivatives	390	—
Non-hedge derivative assets [2]	FV through earnings	974	4,198
Available-for-sale investments [3]	Available-for-sale	27,249	118,960
Investments at fair value through earnings [3]	FV through earnings	138	110
Restricted cash [1]	FV through earnings	59,031	10,568

		$1,014,783	$896,450

Financial liabilities
Accounts payable
Trade payables & accrued liabilities [1]	Other financial liabilities	$113,647	$132,320
Embedded derivatives [2]	FV through earnings	557	5,456
Interest payable [1]	Other financial liabilities	—	156
Derivative liabilities
Hedging derivatives [2]	Hedging derivatives	9,823	—
Non-hedge derivative liabilities [2]	FV through earnings	748	4,293
Senior Secured Notes	FV through earnings	—	3,321
Obligations under capital leases	Other financial liabilities	—	100

		$124,775	$145,646

Net financial assets		$890,008	$750,804

[1]

Carrying values of cash, cash equivalents and short-term investments and restricted cash, which are carried at fair value, have been classified as Level 1 in the fair value hierarchy. The carrying values of accounts receivable, accounts payable and accrued liabilities, obligations under capital leases and interest payable approximate their fair values due to their short-term nature and thus have not been classified within the fair value hierarchy.

[2]

Derivatives and embedded provisional pricing derivatives are measured at fair value based on Level 2 inputs and are carried at their fair value. These are determined based on internal valuation models that reflect observable forward commodity prices and exchange rates, currency exchange rates and discount factors based on market US dollar interest rates. Transactions involving derivatives are with counterparties the Company believes to be creditworthy.

[3]

Available-for-sale investments are measured at fair value based on Level 1 inputs and are listed shares carried at their fair value, which is determined using quoted market bid prices in active markets. Investments at fair value through earnings are measured at fair value based on Level 2 inputs and consist of warrants to purchase common shares, which are carried at their fair value as determined using a Black-Scholes model.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2009, 2008 and 2007

December 31, 2009	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at fair value through earnings
Cash, cash equivalents and short term investments	$886,814	$—	$—	$886,814
Embedded derivatives	—	209	—	209
Non-hedge zinc derivatives	—	974	—	974
Cash flow hedging derivatives	—	390	—	390
Restricted cash	59,031	—	—	59,031
Investments at fair value through earnings	—	138	—	138
Financial assets available for sale
Available-for-sale investments	27,249	—	—	27,249

	$973,094	$1,711	$—	$974,805

Financial liabilities measured at fair value
Financial liabilities at fair value through earnings
Embedded derivatives	$—	$557	$—	$557
Non-hedge derivatives	—	748	—	748
Cash flow hedge derivatives	—	9,823	—	9,823

	$—	$11,128	$—	$11,128

December 31, 2008	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at fair value through earnings
Cash, cash equivalents and short-term investments	$704,668	$—	$—	$704,668
Embedded derivatives	—	231	—	231
Cash held in trust	—	3,836	—	3,836
Non-hedge zinc derivatives	—	4,198	—	4,198
Restricted cash	10,568	—	—	10,568
Investments at fair value through earnings	—	110	—	110
Financial assets available for sale
Available for sale investments	118,960	—	—	118,960

	$834,196	$8,375	$—	$842,571

Financial liabilities measured at fair value
Financial liabilities at fair value through earnings
Embedded derivatives	$—	$5,456	$—	$5,456
Non-hedge derivatives	—	4,293	—	5,456
Senior Secured Notes	—	3,321	—	5,456

	$—	$13,070	$—	$13,070

(b)	Financial risk management:

The Company’s financial risk management activities are governed by Board-approved policies addressing risk identification, hedging authorization procedures and limits, and reporting. HudBay’s policy objective, when hedging activities are undertaken, is to reduce the volatility of future earnings and cash flow within the strategic and economic goals of the Company. The Company from time to time employs derivative financial instruments, including forward and option contracts, to manage risk originating from exposures to commodity price risk, foreign exchange risk and interest rate risk.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2009, 2008 and 2007

Significant derivative transactions are approved by the Board of Directors, and hedge accounting is applied when certain criteria have been met. The Company does not use derivative financial instruments for trading or speculative purposes.

The following is a discussion of the Company’s risk exposures. Information on derivatives held by the Company as at December 31, 2009 is presented in note 20c.

(i)	Market risk

Market risk is the risk that changes in market prices, including foreign exchange rates, commodity prices and interest rates, will cause fluctuations in the fair value or future cash flows of a financial instrument.

Foreign currency risk

The Company’s primary exposure to foreign currency risk arises from:

•

Translation of US dollar denominated revenues and expenses and, to a lesser extent, Guatemalan quetzal expenses into Canadian dollars. Substantially all of the Company’s revenues are denominated in US dollars, while less than half of its expenses are denominated in US dollars. As a result, appreciation of the Canadian dollar relative to the US dollar will reduce the Company’s earnings, and a weakening of the Canadian dollar will increase the Company’s earnings.

•

Translation of US dollar and Guatemalan quetzal denominated operating accounts, consisting mainly of certain cash, cash equivalents and short-term investments, accounts receivable, accounts payable and derivatives. Cash balances in quetzals are restricted to amounts required to fund near-term operating requirements. Appreciation of the Canadian dollar relative to the US dollar or quetzal will reduce the net asset value of these operating accounts once they have been translated to Canadian dollars, resulting in foreign currency translation losses on foreign currency denominated assets and gains on foreign currency denominated liabilities.

Based on HudBay’s financial instruments and non-financial derivatives outstanding as at December 31, 2009, the Company had significant market risk sensitivity to reasonably possible changes in the USD/CAD exchange rate. At December 31, 2009, US$1 was worth $1.0510. If the USD/CAD exchange rate had been higher by C$0.40 with all other variables held constant, after-tax net earnings would have been $15.5 million higher due to translation of operating accounts denominated in US dollars and OCI would have been lower by C$8.9 million due to the revaluation of the foreign currency hedge. An equal change in the opposite direction would have decreased the Company’s after-tax net earnings by $15.5 million and increased the Company’s OCI by C$9.5 million.

The above sensitivity analysis relates solely to the financial instruments and non-financial derivatives that were outstanding as at December 31, 2009; this analysis does not reflect the overall effect that changes in the USD/CAD exchange rate would have on the Company’s results of operations.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2009, 2008 and 2007

Commodity price risk

HudBay is exposed to market risk from prices for the commodities the Company produces and sells, such as zinc, copper, gold and silver. From time to time, the Company maintains price protection programs and conducts commodity price risk management through the use of derivative contracts.

Based on HudBay’s financial instruments and non-financial derivatives outstanding as at December 31, 2009, the Company’s net earnings and OCI had significant market risk sensitivity to reasonably possible changes in base metal prices. If copper prices at December 31, 2009 had been higher by US$1.50/lb. with all other variables held constant, after-tax net earnings would have been $2.3 million higher due to the mark-to-market effect on the Company’s embedded provisional pricing derivatives. A reasonably possible downward change of US$1.50/lb. would have increased the Company’s after-tax net earnings by $2.3 million.

If zinc prices at December 31, 2009 had been higher by US$0.50/lb. with all other variables held constant, after-tax OCI would have been $2.3 million lower due to the mark-to-market effect on the Company’s commodity swap hedges. A reasonably possible downward change of US$0.50/lb. would have decreased the Company’s after-tax net earnings by $18.7 million.

The above sensitivity analysis relates solely to financial instruments and non-financial derivatives that were outstanding as at December 31, 2009; this analysis does not reflect the overall effect that changes in copper and zinc prices would have on the Company’s results of operations.

Share price risk

HudBay is exposed to market risk from shares prices as the Company holds investments in Canadian listed mineral resource companies. These investments are made to foster strategic relationships in connection with joint venture agreements and for investment purposes. Management monitors the value of these investments for the purposes of determining whether to add to or reduce the Company’s positions.

Based on HudBay’s investments held as at December 31, 2009, the Company had significant market risk sensitivity to reasonably possible changes in share prices. If share prices at December 31, 2009 had been higher by 50% with all other variables held constant, after-tax OCI would have been $11.7 million higher. An equal change in the opposite direction would have decreased the Company’s after-tax OCI by $11.7 million.

The above sensitivity analysis relates solely to the investments that were held as at December 31, 2009.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2009, 2008 and 2007

Interest rate risk

The Company is not exposed to significant interest rate risk other than cash flow interest rate risk on its cash, cash equivalents and short-term investments. The Company invests its cash, cash equivalents and short-term investments primarily in Canadian bankers’ acceptances, deposits at major Canadian banks, or treasury bills issued by the federal or provincial governments. These investments are liquid, interest-bearing investments with original maturities of six months or less.

Based on HudBay’s financial instruments outstanding as at December 31, 2009, the Company’s net earnings had significant sensitivity to reasonably possible changes in interest rates. If interest rates at December 31, 2009 had been higher by 3.00% with all other variables held constant, net earnings would have been $16.7 million higher related mainly to the Company’s cash, cash equivalents and short-term investments. A reasonably possible downward change to interest rates of 0.25% would have decreased the Company’s net earnings by $1.4 million.

The above sensitivity analysis relates solely to financial instruments that were outstanding as at December 31, 2009.

(ii)	Credit risk:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The Company has taken into account its own credit risk in determining the fair value of its financial assets and liabilities. The Company’s maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative assets, on the balance sheet.

Management has a credit policy in place that requires the Company to obtain credit insurance from an investment grade credit insurance provider to mitigate exposure to credit risk in its receivables. The deductible and any additional exposure to credit risk is monitored and approved on an ongoing basis. Transactions involving derivatives are with counterparties the Company believes to be creditworthy. A deterioration of economic conditions could cause an increase in the rate of customer bad debts relative to historical experience, which may be mitigated by the credit insurance described above. The Company uses an allowance to provide for doubtful accounts receivable. During the year ended December 31, 2009, the allowance decreased by $305. As at December 31, 2009, less than 3% of the Company’s trade accounts receivable were past due.

One customer accounted for approximately 14% of total accounts receivable as at December 31, 2009.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2009, 2008 and 2007

(iii)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. HudBay’s objective is to maintain sufficient liquid resources to meet operational and investing requirements. The Company’s investment policy requires it to comply with a list of approved investments, concentration and maturity limits, as well as credit quality. The Company has not invested in asset-backed commercial paper. As at December 31, 2009, the Company had cash, cash equivalents and short-term investments of $886,814. Substantially all of the Company’s financial liabilities and non-financial derivative liabilities mature within one year.

(c)	Derivatives:

Fair value of derivatives, as presented on the balance sheet:

December 31, 2009	US dollar put options	Non-hedge derivative zinc contracts	Cash flow hedging derivatives	Total
Derivative assets:
Current portion	$—	$974	$132	$1,106
Long-term portion (note 9)	—	—	258	258

	—	974	390	1,364

Derivative liabilities
Current portion (note 10)	—	(748)	(2,755)	(3,503)
Long-term portion	—	—	(7,068)	(7,068)

	—	(748)	(9,823)	(10,571)

Net derivative asset (liability)	$—	$226	$(9,433)	$(9,207)

December 31, 2008	US dollar put options	Non-hedge derivative zinc contracts	Cash flow hedging derivatives	Total
Derivative assets:
Current portion	$92	$4,106	$—	$4,198
Derivative liabilities
Current portion (note 10)	—	(4,293)	—	(4,293)

Net derivative asset (liability)	$92	$(187)	$—	$(95)

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2009, 2008 and 2007

Non-hedge derivative zinc contracts

HudBay enters into fixed price sales contracts with zinc and zinc oxide customers and, to ensure the Company continues to receive a floating or unhedged realized zinc price, enters into forward zinc purchase contracts that effectively offset the fixed price sales contracts. Forward purchases and forward customer sales of zinc are recorded as derivatives. Gains and losses on these contracts are recorded in revenues, and cash flows are classified in operating activities. However, forward customer sales of zinc oxide do not qualify as derivatives.

At December 31, 2009, the Company held contracts for forward zinc purchases of 450 tonnes that related to non-derivative forward customer sales of zinc oxide. Prices ranged from US$1,153 to US$2,348 per tonne, and settlement dates extended out to eight months in the future. In addition, the Company held contracts for forward zinc purchases of 2,019 tonnes that substantially offset forward customer zinc sales of 2,019 tonnes, which have been recorded as derivatives.

Embedded provisional pricing derivatives

The Company records embedded derivatives (presented in accounts receivable and accounts payable) related to provisional pricing in concentrate purchase, concentrate sale, anode sale, and certain other sale contracts. Under the terms of these contracts, prices are subject to final adjustment at the end of a future period based on quoted market prices during the quotational period specified in the contract. The period between provisional pricing and final pricing is typically up to three months. At each reporting date, provisionally priced metals are marked to market based on the forward market price for the quotational period stipulated in the contract, with changes in fair value recognized in revenues for sales contracts and in operating expenses for purchase concentrate contracts. Cash flows are classified in operating activities. At December 31, 2009, the Company’s net position consisted of contracts awaiting final pricing for purchases of 4,511 tonnes of zinc, sales of 1,181 tonnes of copper, sales of 1,884 ounces of gold and purchases of 79,164 ounces of silver.

Cash flow hedges

In 2007, the Company applied hedge accounting to commodity swap contracts used to hedge prices for a portion of future sales of zinc and copper. During 2008, the Company terminated its remaining zinc and copper commodity swap contracts. The related hedging relationships were discontinued prospectively, and related gains and losses in AOCI are reclassified to earnings when the hedged anticipated future zinc sales occur.

For the year ended December 31, 2009, the Company reclassified pre-tax net gains of $8,012 from OCI to earnings (presented in revenue) as hedged anticipated zinc and copper sales occurred. $532 of this amount related to the Company’s discontinued copper 2010 hedging relationship, as it is probable that certain of the 2010 hedged anticipated copper sales will not occur as a result of the Company’s plan to close its smelter. Of the $6,951 pre-tax loss in AOCI relating to the discontinued hedges at December 31, 2009, losses of $436 will be reclassified to earnings in the next twelve months.

During 2009, the Company entered into a foreign exchange swap contract to hedge foreign exchange risk for future receipts of US dollars and commodity swap contracts to hedge prices for a portion of future sales of zinc. These contracts will expire in mid-2012. The risk management objective for

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2009, 2008 and 2007

these hedging relationships is to mitigate the impact on the Company of fluctuating zinc prices and exchange rates. Cash flow hedge accounting has been applied to the hedging relationships. As at December 31, 2009, the zinc swap contracts have been recorded as hedging derivative liabilities at their fair value of $9,823 and the foreign exchange swap contract has been recorded as hedging derivative asset at its fair value of $390.

For the year ended December 31, 2009, the Company recorded pre-tax net losses of $9,038 (2008 - gains of $19,314) to OCI for the effective portion of the cash flow hedges and recorded pre-tax net losses of $876 (2008 - gains of $1,151) in earnings for the ineffective portion. Ineffective gains and losses are included in loss on derivative instruments. In 2009, the Company also recorded a gain on derivative instruments of $425 in earnings equal to the change in fair value between the trade date of the foreign exchange swap contracts and the designation date for the hedging relationships.

Of the $9,038 pre-tax loss in AOCI at December 31, 2009, losses of $436 will be reclassified to earnings in the next twelve months. The remaining portion will be reclassified to earnings in 2011 and 2012.

The following commodity swaps have been classified as cash flow hedges:

Zinc swaps - US$ denominated contracts maturing in:	Volume (Metric Tonnes)	Weighted average price US$/MT	Fair value of derivative liability
2010	7,320	2,220	$2,755
2011	10,980	2,220	4,437
2012	6,405	2,220	2,631

			$9,823

(d)	Financial instruments at fair value through earnings – changes in value:

Financial instruments and non-financial derivatives classified as fair value through earnings include non-hedge derivative zinc contracts, embedded derivatives relating to provisional pricing, and investments at fair value through earnings. For the year ended December 31, 2009, the total amount of change in fair value that has been recognized in earnings for these items was a net loss of $4,860. (2008 - net loss of $2,482)

The Company chose to designate its Senior Secured Notes and related cash held in trust as fair value through earnings. For the year ended December 31, 2009, the total amount of change in fair value that has been recognized in earnings for these items was a net loss of $403 (2008 - net gain of $689). The Senior Secured Notes were redeemed on January 15, 2009 using the cash held in trust.

Any interest income earned or interest expense incurred on these financial instruments or non-financial derivatives is excluded from the gains and losses reported above and is included in interest and other income or interest expense in the statements of earnings.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2009, 2008 and 2007

21.	Commitments

(a)	Operating lease commitments:

The Company has entered into various lease commitments for facilities and equipment. The leases expire in periods ranging from one to seven years. The aggregate remaining minimum annual lease payments required for the next five years are as follows:

2010	$1,391
2011	834
2012	544
2013	517
2014	524
Thereafter	802

The Company has recorded operating lease expense of $1,325 (2008 - $1,453).

(b)	Buy-sell commitments:

The Company has an agreement to purchase zinc concentrates to be delivered to Flin Flon. The contract contemplates delivery of up to 25,000 dry metric tonnes in 2010.

Payment for the above-mentioned purchased concentrates is based on the market price of contained metal during a quotational period following delivery of the concentrate, less a fixed treatment and refining credit. If the Company cannot process the contracted tonnage in a timely manner, management believes the Company will be able to negotiate alternate arrangements for the sale or diversion of the tonnage.

The Company relies partly on processing purchased concentrates to contribute to operating earnings by covering a portion of fixed costs. The continued availability of such concentrates at economic terms beyond the expiry of current existing contracts cannot be determined at this time.

(c)	Other commitments and agreements:

(i)	With respect to the Callinan Mines Limited claims, the Company is subject to a royalty payment of $0.25 per ton of ore milled and, if aggregate cash flow for the year and cumulative cash flow are positive, a net profits interest of 6 2/3% of the net proceeds of production. During 2007, cumulative cash flow became positive. Payments are made according to the terms of the agreement.

(ii)	HBMS has a profit-sharing plan whereby 10% of HBMS’s after-tax earnings (excluding provisions or recoveries for future income and mining tax) calculated in accordance with Canadian generally accepted accounting principles for any given fiscal year will be distributed to all eligible employees in the Flin Flon/Snow Lake operations, with the exception of executive officers and key management personnel. An expense of $8,124 (2008 - $21,315) has been included in these financial statements.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2009, 2008 and 2007

(iii)	In the normal course of operations, the Company provides indemnifications that are often standard contractual terms to counterparties in transactions, such as purchase and sale contracts, service agreements and leasing transactions. These indemnification provisions may require the Company to compensate the counterparties for costs incurred as a result of various events, including environmental liabilities, changes in (or in the interpretation of) laws and regulations, or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification provisions will vary based upon the contract, the nature of which prevents the Company from making a reasonable estimate of the maximum potential amount that could be required to pay to counterparties. Historically, the Company has not made any significant payments under such indemnification provisions. Management estimates that there are no significant liabilities with respect to these indemnification provisions.

(iv)	The Company has outstanding letters of credit in the amount of $57,604. Of this amount, $40,479 represents security provided by HBMS to the Provinces of Saskatchewan and Manitoba for reclamation undertakings, and $2,454 represents letters of credit provided by HMI Nickel, as described in note 21(c)(viii).

(v)	In 2003, the Company established St. Lawrence as a wholly-owned subsidiary. St. Lawrence was incorporated in the State of New York for the purposes of acquiring the Balmat zinc mine. On September 24, 2003, St. Lawrence purchased the Balmat zinc mine and related assets located in upper New York State. The asset purchase agreement requires the Company to pay a cash purchase price of 30% of annual positive future net free cash flow from Balmat mine operations, after allowing for reasonable capital and exploration expenditures, subject to a “cap” of US$25 million. The agreement also places certain restrictions on the purchased assets until payment of the “cap” has been reached. The Company has placed the Balmat mine on care and maintenance. Based on the purchase agreement calculation, the mine has not generated positive cash flow, and no cash purchase price has been paid or accrued.

(vi)	In the normal course of operations, the Company negotiates exploration option agreements with other companies whereby the Company and its subsidiaries may either grant options or obtain options on exploration properties.

(vii)	The Company’s subsidiary, HBMS, has Collective Bargaining Agreements (“CBA”) in place with its unionized Flin Flon/Snow Lake workforce. In 1998, HBMS entered into an Amending Agreement that prohibits strikes and lockouts and provides for binding arbitration through the negotiations of 2012 in the event that negotiated CBA settlements are not achieved.

(viii)	As a result of the Company’s acquisition of HMI Nickel on August 26, 2008, the Company became subject to additional commitments, as follows.

•

Through its subsidiaries, the Company entered into a number of procurement contracts related to the construction of the Fenix project. As of December 31, 2009, the remaining purchase obligations associated with those contracts total US$2,173 and are due within one year.

•	CGN and Skye Resources (B.V.I.) Inc. entered into long-term agreements with subsidiaries of Duke Energy International LLC for the supply of electrical power and construction of a

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2009, 2008 and 2007

new power transmission line for the Fenix project and its interconnection with the Guatemalan transmission grid. Under the terms of the agreements, the Company provided a letter of credit of US$5,000 supported by a restricted bank deposit. On February 27, 2009, these agreements were cancelled. The agreements included cancellation costs of approximately US$2,000 which were paid in 2009 and the letter of credit was cancelled. These agreements also specified a contingent obligation to purchase certain transmission line development assets upon contract cancellation and these assets were purchased in 2009 at a cost of US$5,000.

•

The Company has a contingent commitment to make payments to Vale Inco based on tonnages of ore mined from the mining licence areas at the Fenix project and, if a ferro-nickel plant is operated, to pay a sales agency fee and make certain payments on any ferro-nickel produced based on a net smelter return formula.

•

The Company is required to provide bonds to the Government of Guatemala in respect of security for CGN’s commitments under an approved Environmental Impact Assessments program. As at December 31, 2009, these bonds are supported by a letter of credit of US$2,335, which in turn is supported by a restricted bank deposit.

22.	Contingencies

The Company and its subsidiaries are involved in various claims and litigation arising in the ordinary course and conduct of business. As the outcomes are uncertain, no amounts have been recorded in these consolidated financial statements. The significant claims and litigation matters are as follows:

(a)	Statements of claim were filed against Saskatchewan Power Corporation (“SaskPower”), HBMS and Churchill River Power Company Limited (“CRP”) on February 10, 1995, seeking an aggregate of $1 billion in compensatory damages and in excess of $100 million in punitive damages. These claims were filed in connection with the use and operation of the Whitesand Dam and the Island Falls Hydro Electric Station in Saskatchewan, which were transferred by CRP, formerly a wholly-owned subsidiary of HBMS, to SaskPower in 1981. Based on the current knowledge of management, the ultimate resolution of the claims will not be material to the Company’s financial position.

(b)	On December 20, 2004, a Statement of Claim was filed by the Peter Ballantyne Cree Nation against SaskPower, the Government of Canada and the Province of Saskatchewan. The action claims damages alleged as a result of the operation and use of the Whitesand Dam and Island Falls Hydro-Electric Station. HBMS and CRP have both been named as third parties in the action by SaskPower. It has come to HudBay’s attention that CRP, a former subsidiary of HBMS that was dissolved, has been revived by SaskPower for the purpose of taking legal action against CRP for alleged breaches by CRP of its obligations under a certain Purchase and Sale Agreement made in 1981. At present, the resolution of the claims against CRP and HBMS is not reasonably determinable.

(c)	On March 2, 2007, a Statement of Claim was issued in the Manitoba Court of Queen’s Bench by Callinan Mines Limited against HBMS seeking declaratory relief, an accounting and an undisclosed amount of damages in connection with a Net Profits Interest and Royalty Agreement between HBMS and Callinan Mines Limited dated January 1, 1988. HBMS has retained legal counsel and the likelihood of success and materiality of this claim is not reasonably determinable. See note 21(c)(i) for more information.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2009, 2008 and 2007

23.	Supplementary cash flow information

(a)	Change in non-cash working capital:

	2009	2008	2007
Accounts receivable	$16,049	$3,467	$61,580
Inventories	15,759	34,784	(19,897)
Accounts payable and accrued liabilities	(32,208)	(35,723)	2,788
Taxes payable	(18,322)	9,789	(23,808)
Prepaid expenses and other current assets	229	(301)	(358)
Interest payable	(156)	29	(22)

	$(18,649)	$12,045	$20,283

(b)	Non-cash investing activities:

At December 31, 2009, accounts payable included $4,101 related to property, plant and equipment additions which were not reflected in investing activities on the statement of cash flows. These additions will be reflected in investing activities when the related accounts payable are paid.

	2009	2008	2007
Non-cash additions to property, plant and equipment	$4,101	$3,063	$—

(c)	Interest and taxes paid:

	2009	2008	2007
Supplementary cash flow information:
Interest paid	$285	$506	$937
Taxes paid	39,158	42,811	56,068

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2009, 2008 and 2007

24.	Segmented information

HudBay is a Canadian-based, integrated base metals mining, metallurgical processing and refining company. When making decisions on expansions, opening or closing mines, as well as day-to-day operations, management evaluates the profitability of the overall operation of the Company. The Company’s main mining operations are located in Manitoba and Saskatchewan. Activities related to the Company’s HMI Nickel site in Guatemala and Balmat mine in New York State, due to their geographical distance, receive separate attention in certain areas. The HMI Nickel segment relates mainly to the Fenix nickel project. The Balmat segment consists of a zinc mine and concentrator, which have been on care and maintenance since August 22, 2008. Included in “Other” are the Company’s Manitoba, Saskatchewan, Michigan and Ontario locations, including head office activities. Accounting policies for all segments are the same as those described in note 2.

	2009
	HMI Nickel	Balmat	Other	Total
Revenue from external customers	$236	$1,402	$719,084	$720,722
Depreciation and amortization	175	—	100,556	100,731
(Loss) earnings before the following:	(10,502)	(6,390)	59,974	43,082
Exploration	(205)	(791)	(6,613)	(7,609)
Interest and other income	34	2,576	104,776	107,386
Other	—	—	(917)	(917)

(Loss) earnings before tax	(10,673)	(4,605)	157,220	141,942
Tax (benefit) expense	(2,421)	—	31,552	29,131

Net (loss) earnings for the year before non-controlling interest	(8,252)	(4,605)	125,668	112,811

Total assets *	388,450	4,093	1,639,724	2,032,267
Property, plant and equipment	376,028	—	442,606	818,634
Additions to property, plant and equipment[1]	11,341	—	90,573	101,914

[1]	Additions to property, plant and equipment represent cash additions only. For non-cash additions, see note 23b.
*	Total assets do not reflect intercompany balances, which have been eliminated on consolidation.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2009, 2008 and 2007

	2008
	HMI Nickel	Balmat	Other	Total
Revenue from external customers	$—	$21,410	$960,484	$981,894
Depreciation and amortization	218	8,895	79,182	88,295
(Loss) earnings before the following:	(11,174)	(27,035)	241,696	203,487
Exploration	(94)	(2,298)	(23,191)	(25,583)
Interest and other income	274	65	25,878	26,217
Asset impairment losses	—	(27,237)	(3,196)	(30,433)
Share of losses of equity investee	—	—	(3,915)	(3,915)
Other	—	—	(589)	(589)

(Loss) earnings before tax	(10,994)	(56,505)	236,683	169,184
Tax expense	15	—	96,283	96,298

Net (loss) earnings for the year before non-controlling interest	(11,009)	(56,505)	140,400	72,886

Total assets[1]	454,715	5,463	1,459,440	1,919,618
Property, plant and equipment	361,935	—	457,209	819,144
Additions to property, plant and equipment	29,166	10,213	108,401	147,780

[1]	Total assets do not reflect intercompany balances, which have been eliminated on consolidation.

	2007
	HMI Nickel	Balmat	Other	Total
Revenue from external customers	$—	$35,735	$1,234,106	$1,269,841
Depreciation and amortization	—	14,140	80,557	94,697
(Loss) earnings before the following:	—	(14,601)	402,970	388,369
Exploration	—	(809)	(32,258)	(33,067)
Interest and other income	—	147	33,694	33,841
Loss on derivative instruments	—	—	(3,515)	(3,515)
Asset impairment losses	—	(15,113)	(5,059)	(20,172)
Other	—	—	—	—

(Loss) earnings before tax	—	(30,376)	395,832	365,456
Tax expense (benefit)	—	(74)	138,391	138,317

Net (loss) earnings for the year	—	(30,302)	257,441	227,139

Total assets[1]	—	33,578	1,518,049	1,551,627
Property, plant and equipment	—	23,609	426,725	450,334
Additions to property, plant and equipment	—	24,260	92,678	116,938

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2009, 2008 and 2007

The Company’s revenue by significant product types:

	2009	2008	2007
Copper	$351,275	$551,466	$668,775
Zinc	174,219	200,185	352,894
Gold	102,482	93,480	70,566
Silver	34,526	26,973	17,787
Other	58,220	109,790	159,819

	$720,722	$981,894	$1,269,841

The above revenues include revenues from the sale of metal produced from purchase of concentrates of:

	2009	2008	2007
Copper	$56,755	$143,032	$265,251
Zinc	58,604	15,770	34,220
Gold	389	777	1,604
Silver	17,497	13,664	6,188

During the year ended December 31, 2009, one customer accounted for approximately 13% of total revenues.

25.	Interest and other income

	2009	2008	2007
Interest income	$4,745	$27,174	$28,883
Gain on sale of interest in Lundin	100,217	—	—
Other income	2,578	—	6,336
Interest expense	(154)	(957)	(1,378)

	$107,386	$26,217	$33,841

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2009, 2008 and 2007

26.	Reconciliation to United States Generally Accepted Accounting Principles

HudBay prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material respects from accounting principles generally accepted in the United States of America (“US GAAP”).

The following is the reconciliation for balance sheet items:

Consolidated summarized balance sheets

	2009	2008
Total assets under Canadian GAAP	$2,032,267	$1,919,618
Adjustments for:
Capitalization of exploration costs (a)	(32,779)	(13,219)
Amortization and depreciation (b)	(7,509)	(11,615)
Capitalization of start-up costs (c)	(1,924)	—
Pension (f)	353	1,130
Tax effect of US GAAP adjustments (l)	4,629	—

Total assets under US GAAP	$1,995,037	$1,895,914

Total liabilities under Canadian GAAP	$328,613	$359,653
Adjustments for:
Pension (f)	1,214	(26,627)
Other employee future benefits (f)	3,988	754
Tax effect of US GAAP adjustments (l)	(11,596)	1,733

Total liabilities under US GAAP	$322,219	$335,513

Total equity under Canadian GAAP	$1,703,654	$1,559,965
Adjustments for:
Capitalization of exploration costs (a)	(35,555)	(14,745)
Amortization and depreciation (b)	(7,509)	(11,615)
Capitalization of start-up costs (c)	(1,924)	—
Pension (f)	(861)	27,757
Other employee future benefits (f)	(3,988)	(754)
Investment tax credits (m)	2,776	1,526
Tax effect of US GAAP adjustments (l)	16,225	(1,733)

Total equity under US GAAP	$1,672,818	$1,560,401

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2009, 2008 and 2007

Balances in the equity section under US GAAP are as follows:

	2009	2008
Share capital:
Common shares	$680,588	$666,700
Warrants	—	20
Additional paid in capital	24,736	30,536
Retained earnings	964,083	861,372
Accumulated other comprehensive loss	2,106	508

	1,671,513	1,559,136
Non-controlling interest	1,305	1,265

Total equity under US GAAP	$1,672,818	$1,560,401

The following is the reconciliation for statement of earnings items:

Consolidated summarized statements of earnings

	2009	2008	2007

Net earnings, before non-controlling interest, under Canadian GAAP	$112,811	$72,886	$227,139

Adjustments for:
Capitalization of exploration costs (a)	(20,810)	(14,745)	—
Amortization and depreciation (b)	4,106	(4,163)	2,052
Capitalization of start-up costs (c)	(1,924)	—	—
Investment tax credits (m)	1,250	1,526	—
Amortization and depreciation (Balmat)	—	—	(1,313)
Embedded derivatives (i)	—	—	858
Flow-through shares (g)	—	—	(4,258)
Stock-based compensation (k)	172	(534)	1,167
Tax on share issue costs (j)	(2,141)	34	(6,006)
Tax effect of US GAAP adjustments (l)	9,288	4,637	(1,110)

Net earnings before non-controlling interest	102,752	59,641	218,529
Net earnings attributable to non-controlling interest	(40)	467	—

Net earnings attributable to common shareholders, under US GAAP	$102,712	$60,108	$218,529

Earnings per share under US GAAP
Basic	$0.67	$0.44	$1.72
Diluted	$0.67	$0.44	$1.70

Weighted average number of common shares outstanding:
Basic	153,460,823	135,902,627	126,847,106
Diluted	154,067,282	136,713,080	128,507,554

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2009, 2008 and 2007

The statements of comprehensive income for the years ended December 31, 2009, 2008 and 2007 under US GAAP are as follows:

Consolidated summarized statements of comprehensive income

	2009	2008	2007

Net earnings before non-controlling interest under US GAAP	$102,752	$59,641	$218,529

Other comprehensive income (loss), net of tax:
Cash flow hedges:
Effective portion of gains/losses	(9,038)	19,314	(8,372)
Reclassed to earnings	(8,012)	(843)	—
Tax effect	5,123	(6,099)	3,145
Available-for-sale investments:
Gains/losses	139,016	(28,680)	(5,622)
Reclassed to earnings	(99,908)	3,196	5,059
Tax effect	(2,379)	(7)	104
Currency translation adjustments
Gains/losses	(36)	291	(198)
Tax effect	13	(105)	72
Other employee future benefits	(3,234)	6,696	4,198
Pension	(28,618)	20,178	6,616
Pension: tax effect	8,671	(6,336)	(1,825)

	1,598	7,605	3,177

Comprehensive income before non-controlling interest	104,350	67,246	221,706
Comprehensive income attributable to non-controlling interest	(40)	467	—

Comprehensive income attributable to common shareholders under US GAAP	$104,310	$67,713	$221,706

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2009, 2008 and 2007

Cash flows from operating activities, investing activities and financing activities for the years ended December 31, 2009, 2008 and 2007 under US GAAP are as follows:

Consolidated statements of cash flows

	2009	2008	2007

Operating activities under Canadian GAAP	$106,194	$246,706	$498,173
Adjustments for:
Capitalization of exploration costs (a)	(20,810)	(14,745)	—
Capitalization of start-up costs (c)	(1,924)	—	—
Investment tax credits (m)	1,250	1,526	—

Operating activities under US GAAP	84,710	233,487	498,173

Investing activities under Canadian GAAP	564,209	(733,325)	(117,826)
Adjustments for:
Capitalization of exploration costs (a)	20,810	14,745	—
Capitalization of start-up costs (c)	1,924	—	—
Investment tax credits (m)	(1,250)	(1,526)	—

Investing activities under US GAAP	585,693	(720,106)	(117,826)

Financing activities under Canadian GAAP	118	(64,639)	(6,524)

Financing activities under US GAAP	$118	$(64,639)	$(6,524)

a)	Capitalization of exploration costs

Under U.S. GAAP, the Company is required to expense all costs prior to the completion of a definitive feasibility study which establishes proven and probable reserves. Under Canadian GAAP, costs subsequent to establishing that a property has mineral resources which have the potential of being economically recoverable, are capitalized. Under Canadian GAAP, the Company capitalized costs relating to the Lalor project prior to completion of a definitive feasibility study.

b)	Depreciation and amortization (excluding Balmat)

Under Canadian GAAP, the Company’s amortization of capitalized mine development costs using the unit-of-production method is calculated using historical costs plus estimated future development costs required to access proven and probable reserves, amortized over the related proven and probable tonnes of ore reserves. For US GAAP purposes, amortization of capitalized mine development costs is calculated using historical capitalized costs incurred. Mine development costs that benefit the entire mine life are amortized over proven and probable reserves; however, the remainder of the mine development costs are amortized over the currently accessible proven and probable reserves to which these costs relate.

c)	Capitalization of start-up costs

Under US GAAP, deferral and amortization of start-up are prohibited and therefore such costs are expensed as incurred. Under Canadian GAAP, the Company deferred certain costs related to the re-start of the Chisel North mine.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2009, 2008 and 2007

d)	Balmat

The Company’s Balmat mine commenced commercial production for Canadian GAAP purposes on January 1, 2007. Under Canadian GAAP, the Company’s policy is to capitalize development costs for properties deemed capable of economical commercial production. Upon commencement of economical commercial production, the Company begins amortization of the costs using the unit-of-production method. Any production revenue earned prior to commercial production, net of related costs, is offset against the development costs. The decision on when commercial production is reached is based on a range of criteria that is considered relevant to the specific situation, including: a pre-determined percentage of design capacity for the mine and mill; achievement of continuous production, ramp-ups, or other output; and expected net margin during the pre-production period. In a phased mining approach, consideration would be given to milestones achieved at each phase of completion. Management assesses the operation’s ability to sustain production over a period of approximately one to three months, depending on the complexity related to the stability of continuous operation. Under US GAAP, the production phase of a mine begins when saleable minerals are produced from an ore body, regardless of the level of production, and mine start-up costs are expensed as incurred.

Accordingly, US GAAP adjustments were required in 2007 and 2006 to reflect expensing of mine start-up costs and adjustments in calculating unit-of-production amortization subsequent to commencement of commercial production. Additionally, adjustments were required to mark-to-market Balmat provisional pricing embedded derivatives in 2006. These embedded derivatives were recorded for Canadian GAAP purposes effective January 1, 2007, upon transition to CICA 3855 “Financial Instruments – Recognition and Measurement” but were recorded to mine development costs as they related to the period prior to commencement of Canadian commercial production. Under US GAAP, these adjustments have been recorded in 2006 to earnings.

In 2007, the Company recorded an asset impairment loss for the Balmat mine and wrote down the carrying value of Balmat’s property, plant and equipment to fair value. Canadian GAAP and US GAAP have similar two-step impairment models and similar requirements to test for impairment when there is an indicator of impairment; however, differences in impairment loss amounts recognized resulted from different carrying values of property, plant and equipment due to the differences explained above. Recognition of these impairment losses had the effect of eliminating US GAAP differences in the carrying value of Balmat’s property, plant and equipment.

On August 22, 2008, as a result of lower prices for zinc metal and continued high operating costs, the Company announced that it would place the Balmat operation on care and maintenance and reduced the carrying values of Balmat’s property, plant and equipment to zero in 2008. Operations remained in a care and maintenance state throughout 2009. Consequently, there was no US GAAP difference in 2008 and 2009.

e)	Available-for-sale investments

Prior to the adoption of CICA 3855 “Financial Instruments – Recognition and Measurement” effective January 1, 2007, a US and Canadian GAAP difference existed in the accounting for the Company’s long-term investments. Under US GAAP, these investments are classified as available-for-sale and carried at fair value, with mark-to-market gains and losses recognized in other comprehensive income and reported, net of tax, in accumulated other comprehensive income until realized. Under Canadian GAAP, these investments were carried at the lower of cost and market value.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2009, 2008 and 2007

f)	Pension and other employee future benefits plans

HudBay has adopted Statement of Financial Accounting Standards (“SFAS”) No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans: an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, effective in 2006 for US GAAP purposes, as identified in Accounting Standard Codification (“ASC”) Topic 715 “Compensation - Retirement Benefits”. This standard requires recognition of the funded status of each defined benefit and other post-retirement benefit plan on the balance sheet. To achieve this, the Standard first required a one-time adjustment to accumulated other comprehensive income (“AOCI”) as at December 31, 2006 such that all amounts not yet recognized in net periodic pension cost were recognized in AOCI. It also requires other comprehensive income (“OCI”) in subsequent periods to include prior service (costs) credits and gains (losses) arising in subsequent periods, net of amounts amortized from accumulated other comprehensive income into net periodic pension cost. Under Canadian GAAP, prior service (costs) credits and actuarial gains (losses) are not recognized in OCI and are amortized to earnings. Expense amounts for HudBay’s pension and other employee benefits plans continue to be identical under Canadian and US GAAP.

The Company’s US GAAP adjustments for pension included one-time adjustments to AOCI upon adoption of this standard, consisting of an increase of $1,609 related to its pension plans and a decrease of $11,648 related to other employee future benefits plans, as well as adjustments to recognize prior service (costs) credits and actuarial gains (losses) arising during the year in OCI for pension and other employee future benefit plans.

g)	Flow-through shares

Under US GAAP, when flow-through shares are issued, the proceeds are allocated between the issue of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount that the investor pays for the shares. Shareholders’ equity is reduced, and a liability is recognized for this difference. When tax benefits are renounced, the liability is reversed, and a future income tax liability is recognized. Income tax expense is the difference between the amount of the future tax liability and the liability previously recognized upon issuance of the flow-through shares. Under Canadian GAAP, the proceeds from issuance of flow-through shares are recorded to shareholders’ equity, and renunciation of tax deductions to holders of flow-through shares is treated as a cost of issuing equity. For the purpose of the US GAAP statements of cash flow, the Company has reclassified 2006 cash inflows of $2,993 from financing activities to operating activities related to the portion of proceeds from issuance of flow-through shares that were recorded to share capital under Canadian GAAP and recognized as a liability under US GAAP.

h)	Derivatives

Under Canadian GAAP, the Company adopted CICA 3855 “Financial Instruments – Recognition and Measurement” effective January 1, 2007. Prior to adoption, under Canadian GAAP, the Company recorded its non-hedge derivatives on the balance sheet at fair value, with gains and losses recognized in earnings; however, the Company did not record non-financial derivative zinc customer sales contracts on the balance sheet. Effective January 1, 2007, these non-financial derivative contracts are also recognized on the balance sheet for Canadian GAAP purposes.

i)	Embedded derivatives

Prior to adoption of CICA 3855 effective January 1, 2007, the Company did not separate embedded derivatives for recognition on the balance sheet at fair value, as required by US GAAP.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2009, 2008 and 2007

Effective January 1, 2007, the Company’s accounting for embedded derivatives is consistent with US GAAP, with the exception of transitional provisions included in CICA 3855. Under these provisions, the Company elected to identify embedded derivatives only in contracts entered into or amended on or after January 1, 2003. Accordingly, the Company has recorded US GAAP adjustments to record provisional pricing embedded derivatives contained in contracts not separately recorded under Canadian GAAP.

j)	Tax on share issue costs

Under US GAAP, tax benefits associated with share issue costs are recorded as a capital transaction when recognized in subsequent periods. Under Canadian GAAP, the Company recognizes the tax benefit related to future tax deductions associated with share issue costs in earnings. The Company has recorded a US GAAP adjustment to reclassify such tax benefits from earnings to share capital.

k)	Stock-based compensation

The Company adopted ASC Topic 718 “Compensation - Stock Compensation” effective January 1, 2006. The adoption of ASC Topic 718 did not result in a material change on the Company’s accounting for share based payments.

Under ASC Topic 718, entities are required to estimate the number of instruments for which requisite service is expected to be rendered and adjust the fair value to reflect estimated forfeitures at the date an option is granted. Under Canadian GAAP, the Company’s policy is to accrue stock-based compensation expense as if all instruments granted were expected to vest and recognize the effect of actual forfeitures as they occur. The Company has recorded US GAAP adjustments to reflect the effect of estimating forfeitures.

l)	Tax effect of US GAAP adjustments

Accounting for income taxes under Canadian and US GAAP is similar, except that income tax rates of enacted or substantively enacted tax law must be used to calculate future income tax assets and liabilities under Canadian GAAP, whereas only income tax rates of enacted tax law can be used under US GAAP. In the periods presented there was no difference in tax rates. The Company has recorded tax effects of all US GAAP adjustments as appropriate.

m)	Investment tax credits

Under US GAAP, investment tax credits are recorded as a reduction of income tax expense. Under Canadian GAAP, the Company records investment tax credits as a reduction of capitalized exploration expenses or exploration costs in the statement of earnings. The Company has recorded a US GAAP adjustment to reclassify the investment tax credits from capitalized exploration expenses or exploration costs to income tax expense.

n)	Comprehensive Income

Under US GAAP, ASC Topic 220 “Comprehensive Income” establishes rules for the reporting and display of comprehensive income and its components. Comprehensive income consists of net income plus OCI, which contains certain other items that are recorded directly to shareholders’ equity such as foreign

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2009, 2008 and 2007

currency translation adjustments and unrealized gains (losses) on securities. Effective January 1, 2007, upon transition to new Canadian accounting standards for financial instruments, Canadian GAAP and US GAAP have similar standards for comprehensive income and OCI.

o)	Stated capital reduction

Canadian GAAP allows for the reduction of the stated capital of outstanding common shares with a corresponding offset to deficit. This reclassification, which the Company made in 2004, is not permitted by US GAAP and would result in an increase in share capital and a decrease in retained earnings of $21,979. This US GAAP adjustment did not result in an overall change to shareholders’ equity.

p)	Joint ventures

US GAAP requires investments in joint ventures to be accounted for under the equity method, while under Canadian GAAP, the accounts in joint ventures are proportionately consolidated. However, under rules promulgated by the Securities and Exchange Commission, a foreign registrant may, subject to the provision of additional information, continue to follow proportionate consolidation for the purposes of registration and other filings. Consequently, the consolidated balance sheets have not been adjusted to restate the accounting for joint venture under US GAAP. It should be noted that earnings are always identical under either the equity method or the proportionate consolidation method. The following is a summary of the Company’s 50% pro rata share of the book value of the assets, liabilities, revenue and expense of the CMMSA joint venture. As of December 31 2009, the Company had disposed of its interest in the CMMSA joint venture.

	2009	2008	2007
Assets
Current Assets	$—	$5,143	$4,164
Property, plant and equipment	—	38	58
Liabilities
Current liabilities	—	$2,775	$2,458
Future income taxes payable	—	42	51

Sales	$—	$28,649	$20,788
Costs and expenses
Operating, general and administrative	$—	28,094	20,442
Depreciation and amortization	—	21	25

	—	28,115	20,467

Other income	—	224	66
Interest expense	—	(23)	(20)

Earnings before tax	—	735	367
Tax expense	$—	271	78

Net earnings	$—	$464	$289

Cash flows:
Operating activities	—	563	1,259
Investing activities	—	(1)	(11)

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2009 and 2008

q)	Accounting for uncertainty in income taxes

Under US GAAP, effective January 1, 2007, the Company adopted the provisions of the Financial Accounting Standards Board (“FASB”) Interpretation 48 (“FIN 48”) “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109”, as identified in ASC 740. This interpretation provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also prescribes a recognition threshold and a measurement methodology for a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

The adoption of ASC 740 did not affect the Company’s consolidated financial position, results from operations or cash flows. In the event that the Company recognizes interest accrued related to unrecognized tax benefits, it will be recorded in interest expense. Any penalties will be recorded in general and administrative expense.

r)	Cash and cash equivalents

Under US GAAP, instruments with maturities between 90 and 180 days are considered short term investments and cannot be classified with cash and cash equivalents. However, under Canadian GAAP, the Company has classified these instruments with cash, cash equivalents and short term investments.

s)	Exploration and asset impairment losses

Under US GAAP, exploration expenses and asset impairment losses would have been included in “earnings before the following” in the consolidated statement of earnings.

t)	United States accounting pronouncements adopted effective January 1, 2009:

i)	Financial Instruments

In the second quarter of 2009, the Company adopted the provisions of ASC paragraph 820-10-65-4 (formerly FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”) and ASC paragraph 320-10-65-1 (formerly FSP FAS 115-2, “Recognition and Presentation of Other-Than-Temporary Impairments”). The adoption of these standards did not have a material impact on the Company.

ii)	Subsequent events

The Company adopted the provisions of ASC Section 855-10-25 (formerly SFAS No. 165 “Subsequent Events”) effective for the quarter ended June 30, 2009. The adoption did not have a material impact on the Company.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2009, 2008 and 2007

iii)	Fair Value measurements

Effective January 1, 2009, the Company adopted ASC Subtopic 820-20 (formerly FSP FAS157-2 “Effective Date of FASB Statement No. 157”), which delayed the effective date of ASC 820 for nonfinancial assets or liabilities that are not required or permitted to be measured at fair value on a recurring basis to fiscal 2009. The adoption of this standard did not have a material impact on the Company.

iv)	Business combinations and non-controlling interests

The Company adopted prospectively the provisions outlined in ASC 805 “Business Combinations” and ASC Subtopic 810-10 “Non-controlling Interests in Consolidated Financial Statements” for all business combinations with an acquisition date on or after January 1, 2009. The adoption of this standard did not have an impact on the Company. as there were no business combinations completed since January 1, 2009.

v)	Disclosures about derivative instruments and hedging activities

Effective January 1, 2009, the Company prospectively adopted the provisions of ASC Subtopic 815-10 (formerly SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133”). There were no additional disclosures required upon adoption of ASC Subtopic 815-10 that were not already incorporated into the Company’s Canadian GAAP financial statement disclosures for the year ended December 31, 2009. The adoption of ASC Subtopic 815-10 did not affect the Company’s accounting for derivative financial instruments.

vi)	Determination of the useful life of intangible assets

Effective January 1, 2009, the Company prospectively adopted ASC Subtopic 350-30 (formerly FSP 142-3, “Determination of the Useful Life of Intangible Assets”), which did not have an impact on the consolidated financial statements.

vii)	Determining whether an instrument (or embedded feature) is indexed to an entity’s common stock

Effective January 1, 2009, the Company adopted ASC Subtopic 815-40 (formerly EITF 07-5, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock”), which did not have an impact on its consolidated financial statements.

viii)	Accounting for convertible debt instruments that may be settled in cash upon conversion

Effective January 1, 2009, the Company applied, on a retrospective basis, the provisions outlined in ASC Subtopic 470-20 (formerly FSP No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Settlement)”). The adoption of this FSP did not have an impact on the Company’s financial reporting.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2009, 2008 and 2007

ix)	Non-controlling interests in consolidated financial statements

Effective January 1, 2009, the Company adopted ASC Subtopic 810-10 (formerly SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements — an amendment of ARB No. 51). ASC Subtopic 810-10 requires an entity to clearly identify and present ownership interests in subsidiaries held by parties other than the entity in the consolidated financial statements within the equity section but separate from the entity’s equity. It also requires the amount of consolidated net income attributable to the parent and to the non-controlling interest be clearly identified and presented on the face of the consolidated statement of income; changes in ownership interest be accounted for similarly, as equity transactions; and when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary be measured at fair value. The presentation and disclosure requirements of ASC Subtopic 810-10 were applied retrospectively. The adoption of ASC Subtopic 810-10 had no impact on the consolidated financial statements other than the change in presentation of previously reported line items of non-controlling interests.

u)	Recently issued accounting pronouncements

i)	ASC

In July 2009, FASB’s ASC became the single official source of authoritative, non-governmental GAAP in the United States. The historical GAAP hierarchy was eliminated and the ASC became the only level of authoritative GAAP, other than guidance issued by the Securities and Exchange Commission (the “SEC”). This guidance is effective to interim and annual periods ending after September 15, 2009. The Company’s accounting policies are not expected to be affected by the conversion to the ASC. However, references to specific standards have been changed to refer to the appropriate sections of the ASC.

ii)	Variable interest entities

In June 2009, the FASB issued Accounting Standards Update 2009-17 “Amendments to FASB Interpretation No. 46(R)” (“ASU 2009-17”) (subsequently codified in ASC Topic 810). ASU 2009-17 is intended to address: the effects on certain provisions of ASC Subtopic 810-10 (formerly FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities”), as a result of the elimination of the qualifying special-purpose entity concept in Accounting Standards Update 2009-16 “Accounting for Transfers of Financial Assets - an amendment of FASB Statement No. 140” (“ASU 2009-16”); and concerns about the application of certain key provisions of ASC Subtopic 810-10, including those in which the accounting and disclosures under the Interpretation do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity. ASU 2009-17 was effective at the start of a company’s first fiscal year beginning after November 15, 2009, or January 1, 2010 for companies reporting earnings on a calendar year basis. The adoption of ASU 2009-17 did not have an impact on the Company’s financial reporting.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2009, 2008 and 2007

iii)	Accounting for transfers of financial assets

In June 2009, the FASB issued ASU 2009-16. ASU 2009-16 amends ASC Topic 860 (formerly SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”), by: eliminating the concept of a qualifying special purpose entity; clarifying and amending the derecognition criteria for a transfer to be accounted for as a sale; amending and clarifying the unit of accounting for sale accounting; and requiring that a transferor initially measure at fair value and recognize all assets obtained and liabilities incurred as a result of a transfer of an entire financial asset or group of financial assets accounted for as a sale. ASU 2009-16 was effective at the start of a company’s first fiscal years beginning after November 15, 2009, or January 1, 2010 for companies reporting earnings on a calendar year basis. The adoption of ASU 2009-16 did not have an impact on the Company’s financial reporting.